UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 29, 2022
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   x    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-256031) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2022 (starting on page 3), including its condensed consolidated financial statements for the six months ended June 30, 2022(starting on page 43).

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is one of the world's leading integrated steel and mining companies, with steel-making operations in 16 countries on four continents. ArcelorMittal had sales of $44.0 billion, steel shipments of 29.7 million tonnes, crude steel production of 30.9 million tonnes, iron ore production of 24.0 million tonnes (Mining segment iron ore production of 14.2 million tonnes) for the six months ended June 30, 2022 as compared to sales of $35.5 billion, steel shipments of 32.6 million tonnes, crude steel production of 35.4 million tonnes, iron ore production of 24.5 million tonnes (Mining segment iron ore production 12.2 million tonnes) for the six months ended June 30, 2021.
ArcelorMittal's steel-making operations include 37 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, second largest in Africa, the sixth largest steel producer in the CIS region and has a smaller but growing presence in Asia. ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 155 countries, including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 12 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). The Company has coal mining activities in Kazakhstan. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, metallurgical coals including hard and weak coals.
This report includes net debt, gearing and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report for the year ended December 31, 2021 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2022 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are:
ArcelorMittal,
24-26 boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg,
Telephone: +352 4792-1.

4	Interim Management Report
Business overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, which was a result of the global economic crisis. Similarly, the global pandemic caused a sudden and sharp decline in economic activity and steel consumption globally during 2020, in the Company's core developed markets, followed in 2021 by a significant ongoing recovery in certain industries constrained to some extent by supply chain issues. In 2022, the global economy is being adversely affected by ongoing supply chain issues,high inflation, consequential tightening of monetary policy and Russia’s invasion of Ukraine (itself aggravating inflationary pressures, particularly in the energy sector).
The sharp global recession in 2020 significantly reduced global demand for steel but the impact on demand was not prolonged, with output in developed markets rebounding strongly during the second half of 2020. Steel demand rebounded strongly during the first half of 2021 as developed economies reopened after vaccination progress. However, despite continued strong consumer demands for goods and robust order levels at manufacturers, outputs were constrained by supply bottlenecks in the second half of 2021. The negative impacts on manufacturing outputs due to global supply chain issue was particularly severe for auto production. Indeed, output of key steel consuming sectors in the U.S. was almost back to pre-pandemic levels by December 2020. As expected, the impact of restrictions on physical interaction, implemented in various regions at times through 2021, due to high rates of COVID-19 infections, predominantly impacted services. However, the rebound in manufacturing in developed markets was held back by a lack of available parts due to global supply chain issues, especially automotive production. Indeed, light vehicle output in units in the second half of 2021 declined 18% year-on- year in the U.S. and was even weaker in the EU falling by 30% year-on-year. The inability of steel end-users to raise output due to supply chain issues led to weaker than expected real steel demand in the Company’s core markets and to steel inventory increasing through the supply chain. This high level of inventory has begun to weigh on pricing during 2022, despite the temporary support from supply disruption due to the war in Ukraine. This is particularly true in Europe where the increase in energy costs, and potential for gas rationing are negatively impacting real demand as the European economy is pushed close to recession. While the economy and underlying real demand have been stronger in the U.S. during the first half of 2022, as the Federal Reserve raises interest rates strongly to slow growth and dampen heightened inflationary pressure, the risk of a policy mistake rises, along with the risk of pushing the U.S. into a recession. While the Company still expects the U.S. economy to be strong enough to withstand higher interest rates and a likely decline in residential investment, given the solid jobs market and healthy balance sheets of households, there is a risk that slower growth becomes a wider economic downturn in 2023. The European market is even more entwined with the Company's prospects and in Europe there are greater risks to the economic outlook, with recent sharp declines in economic sentiment. While the Company does not expect Russia to embargo all gas exports to Europe, the recent significant cuts to Russian flows through Nord Stream, have restricted Europe’s ability to raise storage levels. These are now unlikely to be sufficient to meet needs through winter, leading to some energy rationing, higher gas prices and lower real consumption by households, and risk pushing the economy into recession, which could potentially lead to lower steel deliveries and weaker steel prices. However, offsetting these negative trends, steel consumption is expected to continue to be supported in the U.S. and EU respectively by the American Jobs Plan (“AJP”) and the Next Generation EU (“NGEU”) infrastructure stimuli plans over the next few years.
Despite the Company’s sales and profitability being significantly affected in developing markets in 2020, similar to developed markets, vaccination and strong past fiscal stimulus supported underlying steel demand to recover significantly. Demand in some markets, such as Brazil and Turkey, rebounded strongly during the first half of 2021, to well above pre-pandemic levels, before reverting back to trend during the second half of 2021. As a result of above trend economic and steel demand growth in 2021, many economies suffered from high inflation which have begun to impact consumer spending in 2022. In Brazil, interest rates were raised sharply to combat high inflation, and underlying steel demand have declined well below 2021 levels in the first half of 2022. While many emerging markets are better placed to deal with crises than in the past, economic risks remain high in 2022 for many including sovereign debt sustainability in Brazil and external foreign currency debt risk in Turkey. This is especially true against a backdrop of tightening external financing conditions, concerns about global growth and weaker investor sentiment.

Interim Management Report	5
Business overview
continued
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. Despite the pandemic Chinese steel demand surprised on the upside in 2020, growing around 9% year-on-year. Policy support was quickly withdrawn and steel demand weakened sharply in 2021, declining year-on-year in the second half of the year. While it appears that the combination of high vaccination and booster rates and lower severity of recent Covid-19 variants has led to an ending of restrictions in most countries through the first half of 2022, China has been a major exception. Reduced vaccination rates, especially among the elderly, a less developed health service and strict adherence to a dynamic zero-Covid policy has seen significant lockdowns in many cities, with Shanghai suffering a two-month citywide lockdown in April and May of 2022. This not only impacted internal supply chains but also exacerbated the downturn in the real estate market, with housing sales and new housing starts down 35% and 43% year-on-year respectively in April and May of 2022. This sharp reduction in underlying real demand, coupled by a smaller reduction in steel production, led a push for export, causing Chinese net steel exports to rise sharply in May 2022 to 5.1 million tonnes, up from an average of 2.5 million tonnes during January to April 2022. A significant increase of Chinese exports, if continued, will likely lead to rising inventory levels in ex-China steel markets and downward pressure on prices and spreads, negatively affecting the Company’s profitability. The increased stimulus in 2022 is likely to lead to a rebound in steel demand in 2023 but the Company continues to expect Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand is expected to weaken structurally due to lower levels of rural-urban migration. If this does not coincide with the renewed capacity closures, this would have a negative impact on steel prices and spreads. However, China has recently removed the rebate on steel exports lessening the incentive to export and slightly reducing the impact of Chinese domestic spreads on world ex-China pricing. As real estate accounts for approximately 25% of the Chinese GDP (including indirect linkages to sectors such as steel, cement, glass, and metal products production), the weakness of the real estate sector has led the government to implement measures to soften the decline in real estate and stabilize GDP growth in 2021. However, the risk of a more serious decline remains, as seen in the U.S. (2006 to 2009) and Spain (2007 to 2010) where residential investment declined by around 50% peak to trough. Such a decline would have a significant negative impact on the Chinese economy and steel consumption, and likely lead to rising steel exports from China. See “Risk Factors—Risks related to the global economy and mining and steel industry—Excess capacity and oversupply in the steel industry and in the iron ore mining industry have in the past and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal".
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increased trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sales prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, longer term contracts with low steel prices will not reflect increases in spot steel prices that occur after contract negotiation. Spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have not always been correlated with changes in raw material prices, although steel selling prices may also be impacted quickly due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced in recent years by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). This lag can result in inventory write-downs, as occurred in 2015 and 2019 due to sharp declines in steel prices. In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example throughout 2019 as well as the

6	Interim Management Report
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fourth quarters of 2015, 2016 and 2018. In the fourth quarter of 2020 and through the first half of 2021, global steel prices surged toward historical highs in many markets, due in part to increased demand and a slower increase in supply, resulting in increased steel spreads and higher profitability. During the second half of 2021, despite strong underlying demand, a lack of inputs (e.g. semi-conductors) caused real steel demand to stagnate while steel supply continued to increase. This led steel prices to decline, faster than any decline in raw material costs leading to spread compression. During the first half of 2022, this has been partially offset by an increase in the average price of annual automotive contracts and temporary steel price support due to disruption to supply from the war in Ukraine. However, the decline in spot steel prices during the second quarter will mainly impact the third quarter results due to the significant lag between transactions and deliveries, especially for flat products. Furthermore, steel spreads, especially in Europe are being compressed by elevated energy prices, particularly gas, due to reduced Russian flows, most recently through Nord Stream 1.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Robust recovery of steel demand and production following the initial shocks of the Covid-19 pandemic continued in the first quarter of 2021 with iron ore prices rising further to an average of $167/t. In the second quarter of 2021, the seaborne iron ore price jumped to over $200/t as rising steel production in China coincided with tight supply, significantly increasing the profitability of ArcelorMittal’s mining operations. Since mid-2021, iron ore prices have fallen back to an average of $111/t in the fourth quarter of 2021 as Chinese crude steel production declined. Iron ore prices then rebounded during early 2022 on supply disruption, with prices rising over $150/t in March/April before falling back to an average of $130/t in June 2022 as Chinese production was cut in response to weak steel prices/spreads due to low domestic real demand and rising inventory levels. A significant further decrease in iron ore prices, which may occur, for example, if Chinese demand weakens sharply, would negatively impact ArcelorMittal’s revenues and profitability.
Economic environment
The world economy continues to suffer from a series of destabilizing shocks. After the pandemic hit in 2020 and supply side constraints in 2021, the global economy is experiencing yet another major negative shock during the first half of 2022 due to Russia’s invasion of Ukraine. The negative spillovers from the war have exacerbated pre-existing strains from the pandemic, such as bottlenecks in global supply chains, and have caused increases in the price of many commodities. In particular, the war in Ukraine is leading to significantly higher prices and volatility in energy markets. As a result of widespread sanctions against Russia, the price of Brent crude rose sharply and averaged $107/barrel ("bbl") during first half of 2022, an increase of over 50% from 2021 levels ($71/bbl). While the increase in oil price benefited energy exporters such as the U.S. and Middle East, this is offset by negative impacts on major energy importers such as Asia Pacific and EU27. In addition, European economic and industrial activities are more proportionately impacted from high energy prices due to their exposure to Russian gas supply, with European domestic gas prices (TTF) up over 300% year-on-year during first half of 2022. The invasion of Ukraine has also led to a significant increase in agricultural commodity prices, which is exacerbating food insecurity and extreme poverty in many emerging economies. These shocks add to the downside risk to global growth caused by stubbornly high inflation and monetary policy tightening, particularly in developed markets.
In the U.S., economic activity during the first half of 2022 remained strong. While GDP growth slowed to approximately 2.7% in the first half of 2022 from 5.7% in 2021, this was mainly due to lower government expenditure and higher imports, as domestic consumption grew 3.2% year-on-year. While supply side constraints have been gradually easing, strong demand means real retail sales remained approximately 13.0% above pre-pandemic levels in June 2022, while manufacturing output was only 3.0% above. Strong domestic momentum, and prolonged supply-side constraints, combined with an additional energy price shock triggered by the Russian invasion of Ukraine at the end of February 2022, led to rising inflationary pressure throughout the first half of 2022. As a result, inflation accelerated from 7.0% year-on-year at the end of 2021 to 9.1% in June 2022, while core inflation, excluding volatile items such as food and energy, rose to 5.9% in June 2022 (from 5.5% at the end of 2021). This suggests the main driver of inflation in the U.S. has largely been due to rising prices of goods. Strong domestic demand also leads to robust demand for labour, which when coupled with labor supply yet to recover to pre-pandemic levels, (most notably in older workers), has meant a very tight domestic labor market. The unemployment rate has fallen to 3.6%, with high levels of vacancies and firms competing for the limited supply of labor by raising nominal wages. Seeking to control inflation and anchor inflation expectations, in particular to prevent a higher wages-higher price spiral, the Federal Reserve has begun raising interest rates, from 0-0.25% at the end of 2021 to 1.5%-1.75% at the end of the first half of 2022, and further still in July 2022. While monetary tightening is likely to continue, the downside risk is an over-correction, where interest rates are raised too high and too rapidly, pushing a managed soft-landing into a recession in 2023.
Activity in EU27 (Europe excluding UK) decelerated in the first half of 2022, with GDP growth slowing to approximately 4.5%

Interim Management Report	7
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year-on-year from 5.3% growth in 2021, mainly due to Russia’s invasion of Ukraine and restriction measures to contain the Omicron variant wave during the winter of 2021. Prior to the Russian invasion of Ukraine, inflation in Europe was already rising, driven by higher energy prices. Given that Russia accounts for approximately one-third of European gas imports, European domestic energy prices, particularly gas, are very dependent on supply from Russia. The war in Ukraine and subsequent sanctions on trade with Russia caused the domestic gas price to increase more than triple of pre-pandemic levels during the first half of 2022. Beyond energy, direct trade exposure to Russia is small, which limits the direct impact of sanctions. However, indirect effects through distressed supply chains, increased financial strains, and declines in consumer and business confidence have dented activity. Manufacturing output has largely stagnated during the first half of 2022 at approximately 3.0% above pre-pandemic levels, largely due to automotive output that remained at approximately 25% below pre-pandemic levels. Surging energy and, to a lesser extent, food prices have contributed to a sharp rise in inflation, which reached a record-high of 9.6% in June 2022. Contrary to the U.S. where inflation was largely driven by rising good prices, in the EU, inflation was mostly impacted by elevated domestic energy prices. The key downside risk for EU27 during the second half of 2022, is that lower Russian gas flows become a complete stoppage of Russian gas supply into Europe. This would not only lead to significant energy rationing, negatively impacting already-weak industrial activity, but also put upward pressure on inflation, weighing further on real consumer expenditure and likely lead to a recession.
In China, after GDP grew at a rate of 4.8% year-on-year in the first quarter of 2022, the economic momentum was sharply impacted by rising Omicron cases and subsequent lockdowns in the second quarter of 2022, as the government pursued a “dynamic-zero Covid policy”, leading to the second quarter GDP growth slowing sharply to 0.4% year-on-year. In April 2022, retail sales contracted by approximately 12% year-on-year, and despite rebounding in May and June, first half retail sales remained approximately 1.5% lower than the first half of 2021. With consumption impacted negatively by lockdowns, investment growth helped to offset weakness in consumer spending. During the first half of 2022, fixed investment was up by 6.1% year-on-year, driven by stronger capital spending in manufacturing (+10.4% year-on-year) and infrastructure (+7.1% year-on-year). In contrast, real estate investment remained weak (-4.2% year-on-year). With lockdown leading to a decline in infection, the economy began reopening in May 2022 and continued in June 2022, leading to a sharp rebound in industrial activity, much stronger than in real estate. Industrial output strongly expanded month-on-month in May 2022 and June 2022, reversing most of the April 2022 decline leading to a growth of 3.9% year-on-year in June 2022 and 3.4% in the first half of 2022. By contrast, both residential floor space sales and new starts, saw only a partial recovery in May 2022 and June 2022, meaning both sales and starts remained well below 2021 levels. Sales in June 2022 were down 22% year-on-year, up from 37% decline in May year-on-year, but still 20% below 2021 average levels. Real estate starts were even weaker, due to weak developers’ finances, down 45% year-on-year in June 2022 and a significant 39% below 2021 levels. Real estate developers’ finances were constrained by the governments ‘Three Red Line” policy since 2021 and are now even further constrained by the loss in sales during the first half of 2022. A significant downside risk to growth remains, that the current more transmissible COVID-19 variants lead to renewed lockdowns. This would weaken home sales further, increase pressure on developers to default, and cause a sharper real estate downturn. While the government has implemented some stimulus measures to support growth, such as exhausting the annual special local government bond quota by end-August 2022, to boost infrastructure spending, the 2022 growth target of “around 5.5%” is highly unlikely to be achieved, likely leading to additional stimulus in the second half of 2022.
In Brazil, after the strong rebound to post-pandemic economic output, growth continued to weaken during the first half of 2022, with GDP growing at an estimated 2% year-on-year compared to 5% growth in 2021. While Brazil benefits from high commodity prices, high inflation at 12% negatively impacted economic activity and consumer spending, as well as poor weather conditions, resulting in shortages of goods, mostly foodstuffs and electricity due to Brazil’s reliance on hydroelectricity. As a result, interest rates were raised to 13.25%, negatively impacting growth by raising debt servicing cost to both consumers as well as public debt. In Russia, after growth of 3.5% year-on-year in the first quarter of 2022, sanctions in response to the invasion of Ukraine will likely lead to a sharp contraction in GDP in the second quarter of 2022 and for the remainder of the year. However, the negative impact will be offset by windfall revenue from higher energy prices and monetary easing. Initially, the sanctions led to a sharp depreciation of the Russian rouble and to an emergency interest rate hike to 20% (from 8.5%) in January 2022. The Russian rouble subsequently appreciated and with inflation having already peaked in April 2022, interest rates were reduced to 9.5% by the end of the first half of 2022, helping to support domestic demand. In Turkey, economic activity maintained strength with GDP estimated to have increased by 6.5% year-on-year during the first half of 2022 supported by strong household spending and exports, despite an inflation of approximately 80% in June 2022 – the highest since 1998. Yet, the Turkish lira fell sharply against the US$ at an average of 17 in June 2022, from an average of 8.9 in 2021. Downside risks to growth remain, however, as the twin deficits of current account and fiscal balance, have both deteriorated, coupled with high

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global risk sentiment: the Turkish lira is therefore vulnerable to further sharp falls over the coming months.
Contrary to 2021, the first half of 2022 has seen global manufacturing sectors lag the strength of the service sector, as supply bottlenecks from 2021 continue to constrain output, while demand for goods has weakened, as a result of a rotation in spending from goods to services. Globally, manufacturing output increased by 3.4% year-on-year in the first half of 2022, with output in China increasing by 3.6% year-on-year due to the rebound in output (especially automotive) post lockdown in May 2022 and June 2022. While growth in world ex-China output during the first half of 2022 was slightly weaker at 3.2% year-on-year, growth was stronger in the U.S. (4.6% year-on-year) than the EU (1.3% year-on-year). Supply side constraints that curtailed manufacturing output through 2021, had shown signs of easing at the beginning of the year, particularly with better availability of semiconductors allowing auto production to gain momentum. However, higher energy prices, triggered by the war in Ukraine, coupled with lockdowns in China, added renewed pressure on global supply chains. Meanwhile, high inflation and subsequent monetary policy tightening, particularly outside Asia Pacific, has led to weaker consumer demand for goods. As a result, manufacturing outputs in developed markets increased only by 2% year-on-year, while developing markets ex-China outputs increased by approximately 7%. While continued lean inventory means manufacturing output should continue to gradually rise, high inflation and uncertainties related to the war in Ukraine, particularly related to the disruption of Russian gas supply to Europe, add a significant downside risk to manufacturing output in the second half of 2022.
Following a slight decline in 2020 – the first since 2015 – global apparent steel consumption (“ASC”) increased by over 5% in 2021, as the global economy rebounded post-pandemic. The growth was driven by a rebound in real steel demand growth as steel consuming sectors attempted to increase output to meet strong consumer demand for goods, coupled by a strong inventory rebuild at end users. In China, due to financial constraints on property developers negatively impacting real estate construction, exacerbated by stringent lockdowns in April/May 2022 to curb the spread of COVID-19 infections, ASC in the first half of 2022 declined by 7% year-on-year. Ex-China ASC is also estimated to have declined slightly by 2% year-on-year during the first half of 2022 to approximately 1% below the second half of 2021, mainly due to high inventory leading to destocking, partially offset by further improvement in real demand as the supply constraints since 2021 gradually ease, particularly in automotive industry. Indeed, in EU27, ASC growth was stable, year-on-year in the first half of 2022, with an estimated 1% growth for flat products offset by contraction in long products. During the first half of 2022, ASC increased in the U.S. by approximately 6% year-on-year, with a small decline in flat products, more than offset by long products increasing by 14% year-on-year, while high energy prices saw more energy rigs and pipe and tube demand to increase by 35% year-on-year. In Brazil, as growth in real demand in 2021 was unsustainably above trend, real demand contracted in the first half of 2022, and coupled with destocking meant ASC was down by over 15% year-on-year, with a slightly larger decline in flat products (16%) than long products (15%). The largest decline in ASC was experienced in CIS due to the war in Ukraine, with ASC in Ukraine decreasing by half year-on-year in the first half of 2022, with sharp declines since Russia invaded at the end of February 2022. While Russia's ASC is estimated to have declined only very slightly in the first half of 2022, ASC grew strongly in the first quarter of 2022, broadly offset by declines brought on by the impact of sanctions.
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 13, 2022. ASC data for U.S. from AISI to May 2022, estimates for June 2022. ASC data for Brazil from Brazilian Steel Institute to June 2022. ASC data for EU28 from Eurofer to April 2022, estimates for May and June 2022. ASC data for CIS from MetalExpert to May 2022, estimates for June 2022. All estimates are internal ArcelorMittal estimates.
Developed Markets includes EU27 + UK, Norway, Switzerland, Canada, US, Developed Asia (Japan, S.Korea and Taiwan), Australia and New Zealand. Developing ex China is the remaining countries outside Developed Markets and China
Steel production
After world steel production stagnated (-0.1% year-on-year) in 2020 at 1.86 billion tonnes as a result of demand disruption caused by the global COVID-19 pandemic, production increased by 4% year-on-year to 1.93 billion tonnes, as vaccination progress allowed economies to reopen and the global economy to recover. In China, 2021 steel production declined by 3% year-on-year to 1.03 billion tonnes from 1.06 billion tonnes according to the World Steel Association, due to tighter restrictions on the real estate sector and an environmental policy to cap output of heavy industry. However, this was more than offset by a sharp rebound in world ex-China production, that increased by more than 100 million tonnes in 2021 (13% increase year-on-year), to over 900 million tonnes, a historical high, and 4% above 2019 pre-pandemic levels. In the first half of 2022, China steel demand was impacted by lockdowns as the government pursued a “dynamic-zero” COVID-19 policy to curb infections, exacerbating the downturn in the real estate market, leading to steel production declining by 6% year-on-year. Outside China, most economies were fully reopened during the first half of 2022, but with high steel inventory in addition to high inflation curtailing demand, ex-China steel production decreased by 4% year-on-year, with a slightly stronger year-on-year decline in developed economies (-4.5% year-on-year) than developing ex-China (-4%) markets. Overall, global steel production in the first half of 2022 declined to approximately 5% below the first half of 2021.

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While steel production in China weakened during the second half of 2021 following restrictions on the financing of real estate developers, the lockdowns during the first half of 2022, especially in Shanghai in April/May 2022, negatively impacted the real estate sector even further. Floor space new starts were more than 30% lower year-on-year during the first half of 2022, negatively impacting steel demand and leading to higher net Chinese exports to support steel production. Chinese net finished exports averaged 3.5 million tonnes per month over January to April 2022, whereas in May and June 2022 net exports almost doubled to 6.9 million tonnes per month. During the first half of 2022, overall net Chinese crude steel exports rose to around 54 million tonnes annualized, similar to 2021 annual levels, but at a time of weakening demand in world ex-China, this has put pressure on global steel prices and spreads.
In Developed Markets, a sharp recovery in demand in 2021 led to significant inventory buildup. As a result, inventory was at higher levels in the first half of 2022, and coupled with high inflation weakening demand, led to steel production declining by 4.5% year-on-year. In Europe, where energy costs are particularly vulnerable to disruption of gas supplies from Russia, steel production in EU27 and UK combined was down by over 6% year-on-year during the first half of 2022.The situation in Europe has been deteriorating during 2022, with production down 4% year-on-year during January to April 2022 and then down over 10% year-on-year in May and June 2022. In the U.S., production also declined, though less severely relative to Europe, by approximately 2% year-on-year in the first half of the year and together with Developed Asia (down 4% year-on-year), these regions together account for more than 50% of World ex-China production.
In Developing ex-China, the largest decline in steel production was in CIS due to the Russian invasion of Ukraine, with production during the first half of 2022 down by 18% year-on-year, with Russia down by 7% and Ukraine down by almost 60% according to the data from World Steel Association. Elsewhere, other major developing economies have also seen production in the first half of 2022 falling year-on-year as high steel inventory levels impacted output (ASEAN: -3%, Brazil: -3%, Middle East: -6% and Turkey: -5%), the main exception being India where steel production rose 9% year-on-year during the first half of 2022.
Source: Global steel production data above is for 61 countries for which monthly crude steel production data is published by the World Steel Association, which account for 97% of world production. Production data is available until June 2022.
61 Countries Include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand.
Steel prices
Flat products
In the first quarter of 2021, European hot-rolled coils ("HRC") references stood at an average of €739/t in Northern Europe and €727/t in Southern Europe. Economic recovery on the European continent was robust following the peak of the second wave of COVID-19, at the end of 2020. Demand for steel rebounded more strongly than anticipated and at a more rapid pace than domestic steel supply. This resulted in extended lead times at mills, while lower deliveries to customers led to the depletion of end-users’ steel inventories to historically low levels. Lead times and prices of imports (worsened by increasing freight rates and strengthening raw material prices) weren’t competitive enough to alleviate the domestic situation in Europe. This drove domestic HRC pricing to record highs and continued to do so through July 2021.
The second quarter of 2021 closed at €1,060/t in Northern Europe and €1,046/t in Southern Europe. Therefore, the first half of 2021 registered record high prices for both Northern and Southern European HRC references at €900/t and €887/t, respectively.
The strong upward price movement recorded as from mid-2020 started reversing in the second half of 2021. In July 2021, HRC reference in Northern Europe was at €1,173/t, its peak for the year, while the HRC reference in Southern Europe was at €1,091/t (having its peak at €1,135/t, in June 2021). Despite the start of a declining trend, the average for the third quarter of 2021 was still at a higher level versus the previous quarter; namely, HRC reference in Northern Europe averaged €1,141/t and in Southern Europe €1,051/t, being respectively €81/t and €5/t higher over the second quarter of 2021. In the fourth quarter of 2021, the HRC reference in Northern Europe and Southern Europe moved further down to €988/t and €897/t, respectively, confirming a quarter-on-quarter decline of over €150/t in each of the two regions.
This price retreat was driven, among other factors, by surging imports into the European Union. Particularly, the fourth quarter of 2021 started with the European HRC safeguard quota being exhausted immediately by one of its core importers – India. Further downward pressure on steel prices came from the automotive sector’s weakening demand, in light of the continued global shortage of microchips.
After the continuous month on month price decline from late 2021, the downward spiral reached its bottom in January 2022 (at €927/t in Northern Europe and €837/t in Southern Europe). Overall, the first quarter of 2022 averaged at €1,070/t for HRC price in Northern Europe and at €1,005/t in Southern Europe. The price increase in the first quarter of 2022 was driven by the effects of the war in Ukraine, which led to a temporary halt of

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material supplies from Russia and Ukraine, as well as an increase in energy costs under threat due to the risk of reduction in oil and gas supply.
The beginning of the second quarter of 2022 continued with the high pricing environment, as the April reference price topped the March reference price. European HRC reached €1,346/t in Northern Europe and €1,279/t in Southern Europe during April, a high for the first half of 2022. However, the trend from the first quarter of 2022 reversed in May and June. While prices in the second quarter of 2022 averaged above the first quarter average prices, at €1,115/t in Northern Europe and €1,050/t in Southern Europe thanks to the strong prices in April, prices at the end of June 2022 were down to €1,093/t and €1,028/t in the two regions, respectively, and on an expected downward trend. Uncertainty caused by the war in Ukraine, elevated inflation levels, as well as recessionary concerns continue to weigh on prices.
In the United States, domestic HRC prices averaged $1,317/t in the first quarter of 2021 and increased by another $382/t to $1,699/t in the second quarter of 2021. Therefore, in the first half of 2021, U.S. domestic HRC prices improved by 56%, averaging $1,508/t. Similar to Europe, steel demand in the U.S. rebounded faster than supply, resulting in supply-demand pressure domestically. The flow of steel imports into the U.S. was also restricted by Section 232 (with a 25% tariff on most imports). Demand pressure created record long lead times at mills. All of these factors put together determined spiraling domestic HRC prices throughout the first half of 2021.
The spiraling effect continued through the third quarter of 2021, when the U.S. domestic Midwest HRC price reported its peak for the year, in September, at $2,156/t, averaging the quarter at a record high of $2,086/t. The robust demand environment, coupled with a still limited supply (domestically and from imports), high lead-times, transportation congestions, skyrocketing shipping costs, all maintained the price reference at a high level.
The last quarter of 2021 brought the U.S. domestic Midwest HRC price to an average of $1,973/t, a drop of $113/t versus the previous quarter. The price inflection was reported in October 2021, at $2,121/t, declining by $35/t month on month. This was a reflection of the pressure coming from rising imports and increasing capacity utilization of domestic mills.The second half of 2021 averaged to $2,030/t, higher than the second half of 2020 by $1,329/t.
The price decline, which started in October 2021, continued until February 2022 bottoming out at $1,214/t. The first quarter of 2022 averaged at $1,373/t, $600/t lower quarter on quarter. This downward pressure on prices was driven by customers’ decisions to sit on the sidelines, postponing purchases and depleting inventories, thus further deepening the price correction. Various industries (automotive, appliances) were facing constraints in parts’ supplies, as well as labor force shortages, generating weakening demand.
Nevertheless, the second quarter of 2022 registered an upward trend in price movement beginning in April, peaking at $1,617/t. This price spike was a repercussion of the war in Ukraine amid fears of disruptions in supply chains. After the April increase, the U.S. domestic Midwest HRC price shifted downwards again, to a low of $1,208/t in June 2022, resulting in an average price for the second quarter of $1,434/t. The U.S. domestic Midwest HRC price amounted to $1,404/t at the end of June 2022, lower than the first and second half of 2021 by $104/t and $626/t, respectively.
In China, in the first quarter of 2021, domestic HRC prices averaged $650/t, VAT excluded, $87/t higher versus the last quarter of 2020. Domestic prices continued an upward trend from April 2020 until May 2021, reaching a peak of $812/t, VAT excluded. However, in June, prices weakened slightly. This change came as a result of the abolition of export rebates announced by the Chinese Government from May 2021 onwards. This measure was intended to discourage steel exports, and accordingly keep steel prices under check.
The third quarter of 2021 continued at an elevated level of $789/t for the HRC in China, VAT excluded, with the peak of the year reached in October at $865/t. The increasing environmental regulations imposed domestically, enforcing steel production cuts in certain regions (e.g. Jiangsu, Tangshan particularly in the second half of the year), along with the tensions generated by the limited supply of raw materials, all pushed the Chinese domestic HRC price upwards.
In November 2021, there was however a sharp decline in price down to $666/t (a drop by $166/t month-on-month). This was a direct effect of the Chinese Government’s intervention to loosen the electricity supply crisis and relax control on coal prices. Downstream demand for steel products appeared sluggish by the end of 2021, given seasonality and uncertainty around the pandemic situation domestically. In the fourth quarter of 2021, Chinese domestic HRC price, VAT excluded, ended at an average of $699/t.
After the November 2021 low of $666/t, the Chinese HRC price, VAT excluded, started gradually to rehabilitate, reaching a level of $717/t , VAT excluded, in March 2022, the highest reported level in the first half of 2022. The HRC price for the first quarter of 2022 averaged at $701/t, VAT excluded, only $2/t higher quarter on quarter. From April onwards, the HRC price showed a month-on-month decline, ending the quarter in June 2022, at $611/t, VAT excluded. The Chinese HRC price averaged at $650/t in the second quarter of 2022, a $51/t decrease quarter-

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on-quarter, VAT excluded. The resulting first half 2022 average price of $675/t, VAT excluded, was $36/t below the first half 2021 average price. The HRC price performance in China has been deeply affected by the multiple COVID-19 outbreaks which paralyzed various parts of the country from March 2022 onwards. The Chinese economy has been crippled by disrupted manufacturing activity and by paralyzed distribution in the supply chains, all following the lockdowns imposed since the end of the first quarter of 2022.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2021	€739	€727	$1,317	$650
Q2 2021	€1,060	€1,046	$1,699	$773
Q3 2021	€1,141	€1,051	$2,086	$789
Q4 2021	€988	€897	$1,973	$699

Q1 2022	€1,070	€1,005	$1,373	$701
Q2 2022	€1,115	€1,050	$1,434	$650
Long Products
In 2021, European medium sections prices and rebar prices continued their upward trend through June 2021. First quarter prices averaged €722/t and €629/t, for medium sections and rebar, respectively, in Europe. In the second quarter, prices continued to strengthen with medium sections and rebar reaching an average of €860/t and €710/t, respectively. The price increase in the first half of 2021 resulted from recovering domestic economies in Europe, with strengthening demand but limited steel supply domestically, as well as long lead times. In the first half of 2021, the average reference price in Europe for medium sections stood at €791/t and for rebar at €670/t.
The favorable pricing environment continued through the third quarter of 2021 with average prices reaching record high levels of €1,039/t for medium sections and €826/t for rebars. Strong demand, increasing freight costs and ports' congestions have all reinforced elevated price levels in Europe.
From September 2021 onwards, domestic prices changed direction. The average price for the last quarter of 2021 was reported for medium sections at €995/t and rebars at €795/t. This decline over the last four months of the year was determined by the rebalancing of the European demand-supply situation, with domestic mills reporting strong production figures.
The first quarter of 2022 started with increasing prices in Europe, with medium sections at €1,063/t and rebars at €818/t in January. The trend continued through April, when each of the two price references hit a half yearly peak of €1,500/t and €1,313/t respectively. From May onwards, medium sections and rebar prices in Europe started weakening, reaching in June a level of €1,333/t and €1,126/t correspondingly. The price for the first quarter of 2022 reached an average of €1,172/t and of €928/t for medium sections and rebar, respectively, while the second quarter of 2022 recorded a quarter-on-quarter increase of €254/t for medium sections and of €292/t for rebar, totaling €1,426/t and €1,220/t accordingly. As in the case of European HRC price fluctuation, medium sections and rebar pricing in Europe was affected by the war in Ukraine, which altered and delayed the standard flow of semi-finished and finished steel products in Europe and pushed for buyer’ panic purchases. Prices in the first half of 2022 were reported at €1,299/t for medium sections and at €1,074/t for rebars up €514/t and €404/t, respectively, as compared to the first half of 2021.
In the first quarter of 2021, the price for Turkish rebar for export averaged $621/t, which was $114/t higher quarter-on-quarter, and $195/t higher year-on-year. At the end of March 2021, the construction season was only starting and demand for steel was growing more strongly than anticipated, COVID-19 vaccination programs were rolling, market sentiment was improving after the second wave of COVID-19 infections. Therefore, the second quarter continued the upward trend, with April 2021 recording an export price of $639/t for Turkish rebar, and ending in June 2021 at $726/t, representing a $87/t price increase over three months. The average for the second quarter of 2021 stood at $703/t.
After the peak in export price registered in May 2021, at $744/t, Turkish rebar FOB pricing started to weaken in the following months, reaching the yearly low of $665/t in September 2021. Export prices decreased on account of weakening long steel demand and dropping scrap costs. Furthermore, Turkey continued to be heavily hit by the domestic financial turmoil with high inflation/interest rates and destabilized domestic currency. In the third and fourth quarter of the 2021, Turkish rebar for export was priced at $691/t and $713/t FOB, respectively.
In the first quarter of 2022, Turkey rebar price for export gradually expanded to a high of $925/t FOB in March, a level above all previously reported prices since 2008. Prices continued to increase, reaching $936/t FOB in April 2022. After the high of April, May and June FOB export references indicated a declining price environment, ending the quarter in June at $692/t, down by $243/t versus the peak in April.The first quarter averaged $795/t for the Turkish rebar for export in FOB terms, while the second quarter increased by $13/t, to $808/t.
The evolution of the Turkish rebar price for export was mainly driven by cost components, such as imported scrap HMS 80/20,

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which peaked in March at $641/t, and higher electricity costs. The war in Ukraine also took a toll on the Turkish market, which absorbs Russian material among few markets that do not have sanctions against Russia. Nevertheless, with Russia and Ukraine out of the European markets, Turkey’s opportunity for these dislocated exports increased, but European demand was softening and adding pressure to prices.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2021	€722	€629	$621
Q2 2021	€860	€710	$703
Q3 2021	€1,039	€826	$691
Q4 2021	€995	€795	$713

Q1 2022	€1,172	€928	$795
Q2 2022	€1,426	€1,220	$808
Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for mineral raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steel makers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2020, 2021 and 2022, the trend for using shorter-term pricing cycles has continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In the first quarter of 2021, iron ore prices were supported by sustained Chinese demand with a double-digit year on year increase in steel production while seaborne supply had its low seasonality. Iron ore prices reached $167.40/t in the first quarter and increased to $200.47/t in the second quarter of 2021, supported by strong steel production worldwide including China, as a result of steel supply shortages along with fast post-COVID-19 recovery. In the third quarter of 2021, the seaborne iron ore price lost $36/t compared to previous quarter due to stringent carbon emission control conducted by Chinese authorities while supply remained stable. Iron ore price reached the lowest point of $87.27/t of the year in November on further reduction in China's steel production due to nation-wide power shortage, inspection on crude steel cut and air quality control during heating season. Market sentiment was bolstered at the end of the year with expected production resumption and winter storage demand, which pushed the price up to $115.25/t in December 2021.
In the first quarter of 2022, after an initial increase in iron ore prices to $161.65/t in early March mainly driven by bullish sentiment that Chinese steel production would ramp-up after the government announced 5.5% GDP growth target for 2022 and stimulus packages targeted at the construction and infrastructure sectors, iron ore prices dropped to $136.19/t in mid-March following a sudden COVID -19 outbreak in China and the implementation of strict lockdowns. In the second quarter of 2022, iron ore prices in China again rebounded to $160.69/t in early April driven by supply concerns due to low shipments and intensifying war between Russia and Ukraine. However, iron ore prices dropped to $108.98/t in June with collapsing market confidence due to a severely hampered Chinese economy with repeated lockdowns across the country. Steel demand has been deteriorating as a result of lukewarm downstream activities, historic high steel inventory levels both in mills and traders’ warehouses, and inclement weather conditions. Ex-China demand also weakened with rising inflation and the US Federal Reserve’s tightening monetary policy.
Coking coal
In the first quarter of 2021, the Australian premium low-volatile hard coking coal index (see table below) increased by approximately 17% (average Q1 2021 index at $128.22/t) and in the second quarter of 2021 by an additional 8% (average Q2 2021 index at $138.78/t), supported by healthy global demand from steel mills and by the limited spot supply of some the major mines in Queensland, Australia. Metallurgical coal prices then continued to surge to historical highs in September 2021 (average Q3 2021 index at $264.25/t) driven by tight supply from major producers and rising demand from ex-China regions. The diversion of Australian coal from China to other markets was effectively complete, with the previous surplus of Australian

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supply now largely redirected. In October and November, metallurgical coal prices levelled out (average Q4 2021 index at $369.81/t).
In the first quarter of 2022, metallurgical coal prices have reached historic highs at $487.09/t (compared to $128.22/t in Q1 2021) amid a faster than expected demand recovery, a tight global supply situation and an illiquid spot market. Australia was confronted with both heavy rainfall (which affected production and logistics in Queensland), and a severe rise in COVID-19 cases, which disrupted workforce at mining operations. In addition, the Russian invasion of Ukraine sent prices to new records in March 2022 as the new uncertainty over coal shipping has caused panic in the market. In the second quarter of 2022, metallurgical coal prices averaged $445.95/t (compared to $138.78/t in Q2 2021). The spot price at the end of June 2022 was $302/t.
ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2021	167.40	128.22
Q2 2021	200.47	138.78
Q3 2021	163.39	264.25
Q4 2021	110.59	369.81

Q1 2022	141.61	487.09
Q2 2022	137.57	445.95
Scrap
The Company considers the German suppliers’ index (“BDSV”) Delivered at Place (“DAP”) as market reference. During 2022, the German suppliers index “BDSV” for reference grade E3 started in January and February at €419/t and €438/t, respectively. In March and April, it further increased to €542/t and €564/t, respectively. However, in May, it decreased to €486/t and ended June with a sharp decrease to €382/t.
In the first half of 2022, the average index was €472/t as compared to €373/t in the first half of 2021, an €99/t or 26% increase.
Turkey’s scrap imports were stable in the first four months of 2022 compared to the same period of 2021, at 8.4 million tonnes ("Mt"). It remains by far the main scrap buying country in the international market. Turkey's total crude steel production in the first five months of 2022 was 16.0 Mt, down by 0.45 Mt or 2.8% compared to the same period of 2021.
Scrap Index HMS 1&2 CFR Turkey, North Europe reference, started January 2022 at $459/t and then continuously increased until reaching $631/t in March 2022. From April 2022 onwards, the index continuously declined reaching $366/t in June 2022.
In the first half of 2022, the average price of the European domestic scrap price of grade 3 was $6/t higher than the export price of HMS 1&2 CFR Turkey, North Europe reference. In the first half of 2021, the average price of the European domestic scrap price was $3/t higher than the export price of HMS 1&2 CFR Turkey, North Europe reference.
In the domestic U.S. market, the HMS 1 delivered Midwest index increased from an average of $427/t for the first half of 2021 to $455/t for the first half of 2022 ($392/t at June 30, 2022).
On the export market, HMS export FOB New York average price for the fist half of 2022 was at $467/t, an increase by $39/t compared to $428/t for the first half of 2021 ($346/t at June 30, 2022).
Ferro alloys and base metals
The underlying price driver for manganese alloys is the price of manganese ore, which was at a price level of $7.26 per dry metric ton unit (“/dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2022 while it was $5.44/dmtu in January 2022.The price of manganese ore peaked at $7.92/dmtu following disruption in South Africa due to floods in April 2022.
The average price of high carbon ferro manganese in the first half of 2022 was $2,238/t, higher compared to the first half of 2021 ($1,507/t). The average price of silicon manganese in the first half of 2022 was $2,349/t as compared to $1,474/t in the first half of 2021. The average price of medium carbon ferro manganese in the first half of 2022 was $3,956/t, as compared to $2,189/t during the first half of 2021. The increase in manganese alloys prices is due to various factors – including but not limited to continued tight logistics, strong demand and the war in Ukraine.
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2022 was $3,834/t, representing a 35% increase as compared to the average price in the first half of 2021 of $2,832/t, mainly driven by high

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demand, and strong U.S. dollar. In January, the average price was $3,607/t while the average price in June was $3,644/t, with a high of $4,530/t on April 16, 2022 and a low of $3,252/t on June 30, 2022. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 81,075 tonnes as of June 30, 2022, representing a 59% decrease compared to December 31, 2021 when registered stocks stood at 199,575 tonnes.
The average price of tin in the first half of 2022 was $40,211/t, representing an increase of 42% compared to the first half 2021 average of $28,311/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2022 was $3,075/t, representing an increase of 37% as compared to the average price in the first half of 2021 of $2,245/t mainly driven by high demand and the war in Ukraine. The average price in January was $3,003/t while the average price in June was $2,563/t, with a high of $3,984/t on March 7, 2022 and a low of $2,397/t on June 30, 2022. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 373,275 tonnes on June 30, 2022, representing a 60% decrease compared to December 31, 2021 when registered stocks stood at 939,200 tonnes.
The average price of nickel in the first half of 2022 was $27,636/t, representing a 58% increase compared to the first half of 2021 average of $17,466/t. The price at the end of June stood at $23,100/t.
Energy
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
During the first half of 2021, oil prices continued their upward trend and gained 46% in six months (from $51 per barrel ("bbl") at the beginning of January 2021 to $75/bbl by the end of June). The second quarter of 2021 was more than twice as expensive as the second quarter of 2020. The price increase was mainly driven by extended demand optimism due to easing lockdowns, vaccine rollouts and worldwide strong industrial output. At the same time, the Organization of Petroleum Exporting Countries ("OPEC") and Russia were keeping a lid on supply by only gradually adding more barrels to the market. During the third quarter of 2021, oil traded mostly range-bound between $65/bbl and $75/bbl. In the fourth quarter of 2021, the range widened to $65-$85/bbl. The upward trend continued in the first quarter of 2022, exacerbated by war in Ukraine. Brent peaked at almost $140/bbl early March and has been trading range-bound between $100-$125/bbl, and only periodically been breaking the $100/bbl mark. Fundamentally, the market was torn between
OPEC and its allies struggling to meet their rising output quotas, Europe eying with a Russian oil embargo and the fear of the looming negative consequences for the global economy.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European Union allowance spot average price € per ton of CO2 equivalent
Q1 2021	61.32	58.14	37.65
Q2 2021	69.08	66.17	50.17
Q3 2021	73.23	70.52	57.12
Q4 2021	79.66	77.10	68.83

Q1 2022	97.90	95.01	83.21
Q2 2022	111.98	108.52	83.85
CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. ArcelorMittal targets a 35% and 25% reduction in emissions by 2030 in Europe and group-wide, respectively, and has plans to become carbon neutral by 2050 as detailed in its climate action report available on its website (which highlights that ArcelorMittal Europe is investing in two routes to carbon neutrality, Smart Carbon and an innovative DRI-based route).
Launched in 2005, the European Union Emission Trading System (“EU-ETS”) is currently in its fourth phase, stretching from January 2021 to December 2030. The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year.
On January 1, 2021, Phase 4 of the EU-ETS started, which delayed the hand-out of free allocation. At the same time the UK left the scheme and set up its own, with trading starting in May. The EU Commission proposed its "Fit for 55" package and hence various changes to the EU-ETS to reduce future supply and drive decarbonization. Those events led to uncertainty and hectic trading behavior. Exacerbated by the economic recovery, the EUA price went on a sharp rally. The market started 2021 below €35 per ton of CO2 equivalent (“€/tCO2e”) and ended above €80/tCO2e, while the average carbon price throughout 2021 was €68/tCO2e. The highest point of the year was on December 8, 2021 when carbon prices broke the €90/tCO2e mark.

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During the first quarter of 2022, the price for carbon continued its upward trend trading at a new all-time high of €98.5/tCO2e on February 8, 2022. However, the Russian invasion of Ukraine lead to a price drop of 42% in just 5 days and left the market trading at a 5-month low of €55/tCO2e. In the following weeks, the CO2 price regained much of its losses and climbed back up to above €80/tCO2e by end of April 2022. During May and June, CO2 traded directionless between €80-€90/tCO2e, only briefly breaching the range on either side. Fundamentally, the market is stuck between recession fears and bullish policy changes which will restrict supply in the future aiming to further progress the energy transition. On June 22, 2022, the European Parliament agreed on its position regarding the EU ETS reform (main elements: 2030 emission reduction target, Carbon Border Adjustment Mechanism and free allocation) .
Natural gas - Europe
In 2021, TTF (the price for natural gas, which is traded on a virtual trading platform located in the Netherlands) continued its upward trend, which started in the second half of 2020. The low point of slightly below €16 per Megawatt hour (“MWh”) was reached at the end of February 2021. While the high point was reached just before Christmas (€182/MWh). This marked a more than 1000% increase in price, amid the need to refill historical low storages, the battle for liquefied natural gas ("LNG") with Asia, poor Russian piped supply into Northern Europe, and tension around the controversial Nord Stream 2 pipeline. The average price for TTF in 2021 was €46.5/MWh, 395% higher than 2020. While the first half of 2021 average of €21.9/MWh was almost three times higher than the first half 2020 average, it was only a fifth of the first half 2022 average of €99.4/MWh.
During January 2022 and until February 24, 2022, the TTF Spot Price (the price for natural gas to be delivered the next day) traded between €65-€100/MWh without clear direction. The invasion of Ukraine immediately provoked a price reaction as Europe feared for its gas supply through the continent, and at the same time the German government decided not to go ahead with the Nord Stream 2 project. The spot price peaked on March 7, 2022 at almost €340/MWh, only to plummet back down to below €100/MWh one week later. Until mid-June 2022, TTF Spot Prices traded between €80-€120/MWh but never reached levels seen just after the invasion again. Fundamentally, strong LNG arrivals, maxed out Norwegian pipeline flows and the lack of a prolonged period of cold weather gave the market some confidence that underground gas storage could be replenished to government inflicted targets of 80% fullness by October 1, 2022. However, the looming risk of sanctions on Russian gas supported prices. The debate about paying for gas in Rubles and some countries refusing to meet Gazprom's demand had only a limited upside impact on prices. It was only when Russia cut flows through Nord Stream 1, the lifeline for Europe, prices breached the range and traded up to €150/MWh as traders and politicians across Europe again were afraid of not being able to fill up storage and a potential supply crunch for winter, which could impact production.
Natural gas - United States
In North America, natural gas prices (see table below) trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter.
Henry Hub (the main gas hub in Louisiana) experienced a less severe price increase than other commodities in 2021, from averaging $2.72 per million British thermal units ("MMBtu") in the first quarter of 2021 up to averaging $4.84/MMBtu in the fourth quarter of 2021. In between, prices increased to $6.3/MMBtu in early October in anticipation of colder weather and the global thirst for US LNG exports. As more liquefaction trains go online, the global gas market had a stronger impact on the U.S. natural gas price.
On January 27, 2022, Henry Hub reached a new all-time high of $7.4/MMBtu thanks to the Texas Big Freeze. A wintry blast which hit Texas particularly hard, caused power failure and disrupted gas production as well as LNG exports. The invasion of Ukraine did not have an immediate impact on U.S. gas prices but over the months Henry Hub increased from $3.9/MMBtu mid-February to $9.6/MMBtu by mid-June, marking a new all-time high and a 150% increase in 4 months. Continuous supply side issues, low domestic storages and strong LNG export demand were the main drivers for this sharp increase. A fire at the Freeport LNG facility mid-June and a resulting drop in LNG export demand lead to a price drop to below $5.5/MMBtu by the end of June 2022.
Natural gas - Asia
Driven by cold weather in Asia, the Platts Japan Korea Marker ("JKM") - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract exploded in the first few weeks of 2021. By mid-January, it traded at $20/MMBtu, a new record. In February and March, the market had cooled down again and was trading between $7 - $9/MMBtu. However, the sharp rally started in mid - April and lasted throughout the entire year, not giving the market time to breath. Prices reached almost $50/MMBtu just before Christmas, breaking the record set in the first quarter of 2021. The price increase was fueled by the global need to refill depleted gas storage and a fierce battle between Europe and Asia to attract cargoes.
Similar to its European counterpart, JKM traded range-bound until the Russian government launched its invasion of Ukraine. On March 7, 2022, JKM reached a new all-time high of $52/MMBtu. Throughout the first half of 2022, JKM showed a great correlation to TTF, but kept trading at a discount, as Asian

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buyers were still well stocked and in general more linked to long-term contracts. Furthermore, China the largest spot buyer was sitting on large stocks and kept battling from re-emerging COVID-19 outbreaks which lead to demand reduction.
The following table shows quarterly average spot prices of natural gas for the past one and a half years:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2021	18.55	2.72	8.85
Q2 2021	25.18	2.98	9.71
Q3 2021	48.51	4.32	17.80
Q4 2021	94.04	4.84	34.95

Q1 2022	99.61	4.59	30.83
Q2 2022	99.16	7.50	27.18
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.).
In 2021, the electricity price experienced new highs amid high fuel prices and renewable power not able to provide the needed relief. The fourth quarter of 2021 saw the highest prices ever recorded, four to five times higher than 2020.
In the first half of 2022, electricity prices marginally increased as compared to levels during the fourth quarter of 2021, but were more than three times higher than in the first half of 2021. Rising fuel prices (i.e., thermal coal and natural gas) as well as elevated CO2 prices lifted the marginal cost of hard coal and natural gas power plants, which provides the floor and ceiling for the power market. Power output from renewables was not particularly strong for the first half of 2022, while hydro reservoirs took a hit amid a lack of water. Furthermore, low nuclear availability in France has put further stress on the system.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the 2021 and the first half of 2022:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2021	49.62	53.07	50.98
Q2 2021	60.68	64.24	62.69
Q3 2021	97.27	97.01	97.41
Q4 2021	178.77	221.19	204.18

Q1 2022	185.49	234.75	209.39
Q2 2022	188.67	226.27	194.98
Ocean freight
In the first half of 2022, the shipping market has performed decidedly below expectations. While the first quarter of 2022 is seasonally a weaker quarter due to the Chinese new year celebrations and golden week, the weaker shipping market has persisted with rates dropping across the board as a consequence of a reduction in COVID-19 related inefficiencies and easing of port congestion at key terminals. The war in Ukraine has also affected grain shipments and commodity flows from the Black sea leaving more ships available for other trades, driving rates down accordingly.
In light of reduced global steel production, the outlook for the near future is to a large degree dependent on developments in China. If China cannot significantly raise infrastructure spending in the second half of 2022, economic recovery is likely to be stunted, further impacting iron ore demand, and by extension freight rates on key iron ore routes for capes in particular.
The Baltic Dry Index (“BDI”) average for the first half of 2022 was 2,285 points compared to 2,266 points in the first half of 2021. Capesize rates increased by 3.59% from the start of 2022, averaging at $18,089/day in the first half of 2022, a year-on-year decrease of 24.6%. Average rates in 2021 were $33,333/day. The Panamax index decreased by 13.5% since the start of 2022, averaging $24,876 in the first half of 2022, a year-on-year increase of 12%. Average rates in 2021 were $26,898/day.
Projected fleet growth across all segments for 2022 was a moderate 2.4% year on year, compared to 3.6% year-on-year for 2021. Scrapping volumes have been largely subdued so far this year with only 17 bulk carriers being reported demolished year to date, removing 1.84 million deadweight.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies

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relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, as part of its risk management, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate.
In the first half of 2022, the euro depreciated from 1.1326 on December 31, 2021 to 1.0387 on June 30, 2022 against the U.S. dollar as a result of the rate increase by the Federal Reserve due to high inflation and soaring inflation in the euro zone resulting from surging energy, commodity and food prices in the context of the war in Ukraine.
The Polish zloty depreciated against the U.S. dollar throughout 2022 from 4.06 at December 31, 2021 to 4.52 at June 30, 2022. Although the Central Bank of Poland has been one of the central banks increasing rates the most in Europe, inflation and war concerns maintain the Polish currency under pressure.
The Ukrainian hryvnia depreciated against the U.S. dollar in 2022 starting from 27.28 at December 31, 2021 to 29.25 on February 24, 2022 when the quotation against the U.S. dollar was suspended by the central bank upon invasion of Ukraine by Russia.
The Kazakh tenge depreciated against the U.S. dollar in the first half of 2022 starting from 431.67 at December 31, 2021 to 465.08 at June 30, 2022. The tenge has suffered from a strong U.S dollar appreciation despite the surge in oil prices.
The Indian rupee depreciated against the U.S. dollar in the first half of 2022 starting from 74.37 at December 31, 2021 to 79.05 at June 30, 2022 due to inflation and India’s high dependency on energy imports in a context of surging prices.
The South African rand depreciated against the U.S. dollar from 15.91 at December 31, 2021 to 16.27 at June 30, 2022 in the context of global policy normalization and the strong overall appreciation of U.S. dollar.
The Canadian dollar depreciated against the U.S. dollar from 1.27 at December 31, 2021 to 1.29 at June 30, 2022, despite commodity prices weighing on the currency. The Canadian Central Bank fights inflation increased its rates following Federal Reserve tightening scheme.
The Mexican peso appreciated in the first half of 2022 against the U.S. dollar from 20.43 at December 31, 2021 to 20.18 at June 30, 2022. The acceleration of policy normalization by the bank of Mexico and a stable political environment have secured the Mexican peso strength.
The Brazilian real appreciated against the U.S. dollar in 2022 from 5.58 at December 31, 2021 to 5.24 at June 30, 2022 due to strong economy and support from Central Bank.
The Argentine peso depreciated against the U.S. dollar in 2022 from 102.72 at December 31, 2021 to 125.23 at June 30, 2022, due to a poor economy as result of high debt and inflation in the local economy.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in the European Union (“EU”) since 2012. ASC increased approximately 13% between 2012 and 2019, while finished steel imports increased by approximately 70%, taking market share from domestic producers. Over this period total finished imports have risen from almost 14 million tonnes in 2012 to over 23 million tonnes in 2019, causing import penetration to rise to 17% in 2019 from 11% in 2012.
While import penetration fell slightly to 16% in 2020 as the COVID-19 pandemic in 2020 led to sharp decline in both ASC (11% year-on-year) and imports (15% year-on-year), in 2021, the strong rebound in ASC (around 16% year-on-year) coupled with supply side constraints that led to elevated steel prices attracted a 35% increase in steel imports. This led to import penetration increasing to 19% in 2021.
In the first quarter of 2022, prior to the Russian invasion of Ukraine on February 24, 2022, continued elevated steel prices in Europe led to a sharp increase in steel imports, up around 60% year-on-year. Since the invasion, the EU has banned Russian imports of finished steel, re-allocating the safeguard quotas to other third countries. However, third countries have taken time to respond and have not been fully able to offset the reduction in Russian and Ukrainian imports, leading to imports declining year-on-year from March to May 2022. Overall, imports are estimated to have increased by approximately 12% year-on-year during the first half of 2022. However, the war in Ukraine has led to a spike in energy prices, particularly domestic natural gas prices due to its large exposure to Russian supply, pushing inflation higher, eroding household’s real incomes and slowing GDP growth. Inflation coupled with supply chain issues, most notably for automotive manufacturers, led to ASC being broadly flat year-on-year during the first half of 2022. With imports increasing at a higher pace, import penetration rose to approximately 20% in the first half of 2022.
Traditionally, imports into EU27 (Europe excluding UK or EU) have come from the Commonwealth of Independent States (“CIS”), China, Turkey, Developed Asia and the UK, with these regions accounting for approximately 75% of imports between 2015 and 2020. While CIS has the largest share of EU imports,

18	Interim Management Report
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accounting for approximately 25% of imports in 2020 and 2021, the war in Ukraine and the EU’s subsequent sanctions on the Russian economy caused imports from CIS to fall by approximately 24% year-on-year during the first half of 2022, reducing CIS’s imports share to 17%. Lower imports from CIS were offset by high growth in imports from both Developed Asia (+40% year-on-year) and China (over +70% year-on-year), leading to import share from Developed Asia increasing to 18% (2021: 14% share) and from China to 8% (2021: 5% share). During the first half of 2022, the import share of other major regions remained broadly stable at levels similar to 2021 (Turkey: 17% share – India: 10% share – ASEAN: 7% share – UK: 6% share – Africa: 5% share).
Source: Eurostat imports to May 2022, internal company estimate for June 2022. ASC data from Eurofer to April 2022, internal company estimates for May and June 2022. All historical data now refers to EU27 after UK left the European Union.
United States
Finished steel imports declined to approximately 18 million tonnes in 2019 (or an import penetration of 19%), after section 232 was implemented in 2018, adding a 25% tariff on most imports outside USMCA (United States-Mexico-Canada Agreement). In 2020, the decline in real steel demand due to the COVID -19 pandemic pushed finished steels imports to fall by 23% year-on-year to approximately 14 million tonnes, with import penetration declining to 18%. In 2021, a combination of a strong post-pandemic steel demand recovery and elevated steel prices relative to global levels, meant imports grew approximately 50% year-on-year, far stronger than ASC growth ( 21% year-on-year), leading to import penetration increasing to approximately 21% in 2021 from 18% in 2020. The largest increase in imports of finished steel came from within USMCA (United States-Mexico-Canada Agreement), maintaining a historically high import share of 45%. Imports increased strongly from both Canada (approximately 48% year-on-year) and Mexico (53% year-on-year), with Canada accounting for 33% of U.S. imports while Mexico accounted for 12%, both close to 2020 levels. By contrast imports from Europe (EU27, Norway, Switzerland, and UK) lost their share, declining to only 13% in 2021 as compared to 15% in 2020 and 19% in 2019 (before COVID -19) as Developed Asia import share remained broadly stable at 20% in 2021. While the combined import share from Africa, ASEAN, CIS, and India, doubled to 10% in 2021, from 5% in 2020, it remained below the 12% import share they accounted for in 2019 (before COVID -19).
Steel imports continued to increase strongly during the first half of 2022 (33% year-on-year), much stronger than the increase in steel demand (ASC 6% year-on-year). As a result, import penetration increased further to 24% during the first half of 2022, up from 21% in 2021. The large increase in imports mainly came from EU27, after section 232 tariffs were removed, with import share increasing to 12% in the first half of 2022, from
11% in 2021, as well as ASEAN, whose import share increased to 7%, from 5% in 2021. While import share from USMCA – Canada and Mexico – declined to approximately 41% from 45% in 2021, the share of imports from other regions remained broadly stable, such as Developed Asia (19%), Turkey (4%), CIS (2%) and China (2%).
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2022, internal Company estimate for June 2022.
China
Chinese finished steel exports increased to 66.9 million tonnes in 2021, up 25% year-on-year from 53.7 million tonnes in 2020 due to strong demand post-pandemic in world ex-China. In the first half of 2022, Chinese exports rose to 67.5 million tonnes annualized due to sharp demand contraction in the second quarter of 2022 caused by lockdown and weakness in the real estate sector, while ex-China prices remained attractive. Indeed, exports rose most strongly year-on-year in May 2022 (47% year-on-year) and June 2022 (17% year-on-year) after lockdowns were implemented in April 2022, particularly in Shanghai. Due to trade protection measures, most Chinese exports are delivered to regions which are not the Company’s core markets, with approximately only 7% of Chinese exports destined for EU27 or North America in 2021. During the first half of 2022, the share of exports from China to EU27 and North America remained stable at 7%. In contrast, ASEAN received 29% of Chinese exports in 2021 and rose to 31% during the first half of the 2022, while approximately 15% of exports went to Developed Asia in both 2021 and the first half of 2022. While share of Chinese exports destined for Latin America rose sharply to approximately 17% in 2021 from approximately 12% pre-pandemic as export almost doubled, exports have since fallen during the first half of 2022, with export share down to approximately 10%. If, as expected, China enters a period of declining steel demand over the next decade, China will need to reduce its domestic steel making capacity or exports to the rest of the world will likely rise sharply.
Source: China NBS trade data until June 2022. Trade flows by destination to May, internal company estimate for June 2022.
Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.
However, in an effort to reduce the worldwide structural overcapacity, some key consolidation steps were undertaken in 2021, 2020, 2019 and 2018, specifically in China, in the U.S. and in Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity,

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rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore at time of heightened emphasis on decarbonization. The Chinese government had set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025. However, in 2021, the Chinese government focussed on setting a target to increase the ratio of the top five steelmakers' crude steel output to China's total output to 40% by 2025. Baowu Steel Group ("Baowu"), which is also the world's largest steelmaker, remains at the forefront of consolidation efforts by China's steel industry. In September 2019, Baowu and Magang (Group) Holding Co. Ltd ("Magang") signed a partnership agreement where Baowu secured a 51% stake in Magang, increasing Baowu's steel production capacity to approximately 90 million tonnes and representing a big step in the ongoing consolidation of the Chinese steel industry. In November 2020, Baowu increased its steel production capacity to 115 million tonnes mainly after the acquisition of Yili Steel. In February 2021, Baowu acquired a 90% controlling stake in Kunming Iron and Steel and increased accordingly its steel production capacity to 125 million tonnes. In July 2021, Baowu announced that it would take over China's seventh-largest steel producer Shandong Iron and Steel, and in April 2022, Jiangxi province announced that it has agreed to transfer a 51% shareholding in Xinyu Iron & Steel Group (Xingang Group) to Baowu. Both acquisitions and the announced integration of Baotou Iron and Steel Group (Baogang Group) in early 2022, once complete, will take Baowu's annual crude steel production to about 182 million tonnes.
In August 2021, Anshan Iron & Steel Group (or Angang) and Ben Gang Group, two of the biggest state-owned steelmakers in northeast China, completed the process of merging their businesses to create the world's third-largest steel producer with an annual capacity of 63 million tonnes. In June 2022, Angang announced its intent to acquire Lingyuan Iron & Steel Group, which would further consolidate the steel industry in northeastern China's Liaoning province. The acquisition would take Angang's annual crude steel output to over 69 million tonnes, accounting for over 6% of China's total steel output. The acquisition is still in the planning stage and needs approval from relevant government departments.
With the completion of the Baowu and Angang deals, China's top five steelmakers would account for about 33% of the country's production, up from 29% in 2021, and nearing the target threshold set by the Chinese government in 2021.
In 2021, privately-owned Fangda Steel Group, headquartered in Jiangxi province, entered into negotiations to take over an 80% stake in state-owned Anyang Iron & Steel Co. Ltd in northern China's Henan province. The takeover, if successful, would take
Fangda's annual crude steel output from 20 to 31 million tonnes elevating the company to the seventh biggest steelmaker in China. On June 2, 2022, Anyang Iron & Steel Co. Ltd announced that the deal has been currently suspended as an agreement with Fangda Steel Group was not reached.
In Europe, on October 29, 2019, Liberty House Group announced a merger with GFG Alliance's steel businesses to create Liberty Steel Group with a capacity of 18 million tonnes. According to the announcement, Liberty Steel Group will be the eighth largest steel producer outside China, with operations stretching from Australia to continental Europe, the United Kingdom and the United States. In November 2018, ArcelorMittal completed the acquisition (via a long-term lease) of ArcelorMittal Italia, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, which were completed in June 2019. In December 2020, ArcelorMittal signed an agreement with Invitalia to form a public-private partnership which became effective mid April 2021 and which was amended on May 31, 2022 (see “Key transactions and events”).
In another step towards consolidation in the U.S., United States Steel Corp announced on October 1, 2019 that it reached an agreement to purchase a minority stake in Big River Steel with an option to take complete control of the company over four years. On December 3, 2019, AK Steel and Cleveland-Cliffs announced an all stock merger which was completed in March 2020. In December 2020, ArcelorMittal sold ArcelorMittal USA's operations to Cleveland-Cliffs.
In December 2019, ArcelorMittal and Nippon Steel Corporation ("NSC") completed the acquisition of AMNS India through a joint venture agreement and following the submission of a competitive resolution plan setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India.
On July 28, 2022, ArcelorMittal announced it has signed an agreement with the shareholders of Companhia Siderúrgica do Pecém (‘CSP’) to acquire CSP. Transaction closing is subject to certain corporate and regulatory approvals, including CADE (Brazilian anti-trust) approval and is expected by late 2022. CSP operates a 3 million tonnes capacity blast furnace and after the acquisition, would take ArcelorMittal's annual crude steel production capacity to approximately 85.7 million tonnes (see “Key transactions and events”).
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.

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Operating results for the six months ended June 30, 2022 as compared to six months ended June 30, 2021
The following discussion and analysis should be read in conjunction with ArcelorMittal's condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
As from April 1, 2021, ArcelorMittal implemented changes to its organizational structure whereby primary responsibility for captive mining operations whose output is mainly consumed by their respective steel segments has been transferred to such segments. The Mining segment retains primary responsibility for the operation of the seaborne oriented operations at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC") and ArcelorMittal Liberia ("AML") and continues to provide technical support to all mining operations within the Company. Accordingly, only the seaborne-oriented operations of AMMC and AML are reported within the Mining segment. The results of all other mines are henceforth accounted for within the steel segment that it primarily supplies.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.
Health and safety
Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19) and specific government guidelines have been followed and implemented. A concerted effort is underway to improve health and safety across the Company and strengthen its safety culture. ArcelorMittal has completed a comprehensive review of its efforts to eradicate accidents and fatalities, and has started 2022 with a refreshed company-wide commitment to put this fully into action.
Corporate oversight of safety has been strengthened, the Company's Global Health & Safety Council is sharing and promoting best practice, peer-to-peer mentoring between sites has been introduced, training has been strengthened and the Company is prioritizing support for underperforming units.
The Company is also tightening guidelines for mandatory leadership shop floor presence. All leaders must now spend a certain minimum time on the shop floor every week – when they must carry out a safety layered evaluation. While the Company policy has always specified leaders to regularly spend time on the shop floor, setting out a higher minimum accepted level for senior leaders will help reinforce the culture of visible felt leadership which the Company knows has weakened in some regions as a result of COVID-19.
Widespread use of what the Company calls ‘quarantining’ is now in place across all operations where plants are put into ‘quarantine’ if a seriously unsafe incident takes place or the plant is deemed to be at risk of a serious incident or fatality.
A change to the Company’s executive remuneration policy has been made to reflect this focus. The Company has introduced a 50% increase in the short-term incentives ("STI") link to safety performance (with fatalities acting as a circuit breaker); increased the safety target in STI plans to 15% and long-term incentive plans to 10%; and included ESG objectives in long-term incentive plans.
Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, improved to 0.67 for the six months ended June 30, 2022 as compared to 0.83 for the six months ended June 30, 2021.
The below table excludes ArcelorMittal Italia which was accounted for under the equity method as of April 14, 2021.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2022	2021

NAFTA	0.28	0.43
Brazil	0.14	0.22
Europe	0.99	1.16
ACIS	0.81	1.02
Mining	0.30	0.68
Total	0.67	0.83

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Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2022 as compared with the six months ended June 30, 2021:

(in $ millions)	Sales for the six months ended June 30,[1]		Operating income for the six months ended June 30,[1]
Segment	2022	2021	2022		2021
NAFTA	7,413	5,778	1,871		936
Brazil	7,352	5,798	1,875		1,742
Europe	26,492	20,027	4,144		1,861
ACIS	3,570	4,896	323		1,458
Mining	1,938	2,068	974		1,287
Other and eliminations	(2,787)	(3,031)	(260)	'2	(211)	'2
Total	43,978	35,536	8,927		7,073
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2.Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below

Others and eliminations		Six months ended June 30,
(in $ millions)	Note	2022	2021
Corporate and shared services	1	(123)	(103)
Financial activities		(14)	(13)
Shipping and logistics		7	6
Intragroup stock margin eliminations		(112)	(81)
Depreciation and amortization		(18)	(20)
Others and eliminations		(260)	(211)

1.Includes primarily staff and other holding costs and results from shared service activities.
Shipments and average, steel selling prices and iron ore production
ArcelorMittal’s steel shipments decreased 8.7% to 29.7 million tonnes for the six months ended June 30, 2022, as compared to 32.6 million tonnes for the six months ended June 30, 2021. Steel shipments on a scope-adjusted basis, excluding shipments of ArcelorMittal Italia, deconsolidated as from April 14, 2021, decreased by 5.8%. Shipments were higher in Brazil (3.6%) while Europe remained stable (on scope adjusted basis), and lower in NAFTA (3.7%) and ACIS (39.0%, primarily due to the conflict between Russia and Ukraine).
Average steel selling prices increased 37.7% for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 in line with international prices.
ArcelorMittal's total iron ore production decreased by 2.0% to 24.0 million tonnes (including 14.2 million tonnes in the Mining segment) for the six months ended June 30, 2022 as compared to 24.5 million tonnes (including 12.2 million tonnes in the Mining segment) for the six months ended June 30, 2021 mainly due to lower production at the Company's iron ore operations in Ukraine following the ongoing conflict with Russia as well as in Kazakhstan, Brazil and Mexico, offset in part by higher production in Canada, which was negatively impacted by a labor strike action in the second quarter of 2021.
Sales
ArcelorMittal’s sales increased by 23.8% to $44.0 billion for the six months ended June 30, 2022, from $35.5 billion for the six months ended June 30, 2021, primarily due to higher average steel selling prices as mentioned above, partly offset by 8.7% lower steel shipments mainly due to the ongoing conflict in Ukraine and the impact of deconsolidation of ArcelorMittal Italia.
Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity and labor cost. Cost of sales for the six months ended June 30, 2022 was $33.9 billion, increasing as compared to $27.4 billion for the six months ended June 30, 2021, mainly driven by higher raw material, mainly coal, and energy costs offset in part by lower shipments.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2022 was $8,927 million, compared to $7,073 million for the six months ended June 30, 2021. Operating income in the first half of 2022 was primarily driven by positive steel price-cost effects offset in part by 24.0% lower iron ore reference prices.
In February 2022, the Company had announced a new 3-year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives (excluding the impact of strategic projects which are followed separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan is of strategic importance and aims at protecting the operating income potential of the business from the rising inflationary pressures that are being faced by the Company. The Company believes that improving its relative competitive position vis-a-vis its peers can support sustainably higher profits.

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NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2022	2021
Sales	7,413	5,778
Operating income	1,871	936
Depreciation and amortization	(186)	(142)
Crude steel production (thousand tonnes)	4,120	4,447
Flat product shipments	3,611	3,718
Long product shipments	1,405	1,579
Others and eliminations	(107)	(196)
Steel shipments (thousand tonnes)*	4,909	5,101
Average steel selling price ($/tonne)	1,319	957
*NAFTA steel shipments reported figures include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.
Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment decreased 7.3% to 4.1 million tonnes for the six months ended June 30, 2022 as compared to 4.4 million tonnes for the six months ended June 30, 2021 primarily due to lower flat and long production resulting from labor actions in Mexico and at ArcelorMittal Long Products Canada.
Steel shipments in the NAFTA segment decreased 3.7% to 4.9 million tonnes for the six months ended June 30, 2022, from 5.1 million tonnes for the six months ended June 30, 2021 primarily due to the labor actions as described above and lower demand in Flat Canada.
Average steel selling prices in the NAFTA segment increased 37.8% to $1,319/tonne for the six months ended June 30, 2022 from $957/tonne for the six months ended June 30, 2021, in line with the trend in market prices and the positive impact of automotive contract resets.
Sales
Sales in the NAFTA segment increased 28.3% to $7.4 billion for the six months ended June 30, 2022 compared to $5.8 billion for the six months ended June 30, 2021, mainly due to 37.8% higher average steel selling prices offset in part by 3.7% lower steel shipment volumes.
Operating income
Operating income for the NAFTA segment for the six months ended June 30, 2022 was $1,871 million, as compared to $936 million for the six months ended June 30, 2021, mainly driven by a significant positive price-cost effect, despite higher costs associated with the labor actions in Mexico (approximately $120 million) and lower steel shipments.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2022	2021
Sales	7,352	5,798
Operating income	1,875	1,742
Depreciation and amortization	(129)	(109)
Crude steel production (thousand tonnes)	6,125	6,184
Flat product shipments	3,390	3,112
Long product shipments	2,689	2,751
Others and eliminations	(39)	(31)
Steel shipments (thousand tonnes)	6,040	5,832
Average steel selling price ($/tonne)	1,136	939
Crude steel production, steel shipments and average steel selling price
Crude steel production in the Brazil segment decreased marginally 0.9% to 6.1 million tonnes for the six months ended June 30, 2022 as compared to 6.2 million tonnes for the six months ended June 30, 2021.
Total steel shipments in the Brazil segment increased 3.6% to 6.0 million tonnes for the six months ended June 30, 2022 as compared to 5.8 million tonnes for the six months ended June 30, 2021, primarily due to higher export volumes.
Average steel selling prices in the Brazil segment increased 21.0% to $1,136/tonne for the six months ended June 30, 2022 from $939/tonne for the six months ended June 30, 2021, in line with the trend in market prices.
Sales
Sales in the Brazil segment increased 26.8% to $7.4 billion for the six months ended June 30, 2022 as compared to $5.8 billion     for the six months ended June 30, 2021, primarily due to 21.0% higher average steel selling prices with higher domestic and export prices and 3.6% higher steel shipments.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2022 was $1,875 million as compared to $1,742 million for the six months ended June 30, 2021. Operating income increased 7.6% primarily driven by higher steel shipments, partly offset by the negative mix effect of higher share of exports, and $0.2 billion income for PIS/COFINS tax credits related to scrap purchases for prior periods.

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Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2022	2021
Sales	26,492	20,027
Operating income	4,144	1,861
Depreciation and amortization	(652)	(615)
Crude steel production (thousand tonnes)	16,950	19,083
Flat product shipments	11,658	12,364
Long product shipments	4,421	4,694
Others and eliminations	222	248
Steel shipments (thousand tonnes)	16,301	17,306
Average steel selling price ($/tonne)	1,254	878
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment decreased 11.2% to 16.9 million tonnes for the six months ended June 30, 2022, from 19.1 million tonnes for the six months ended June 30, 2021. Operations relating to ArcelorMittal Italia were included until April 14, 2021 and then accounted for under the equity method following the formation of a public-private partnership between Invitalia and ArcelorMittal (renamed Acciaierie d’Italia). Accordingly, excluding the impact of the Acciaierie d’Italia deconsolidation, steel production in Europe segment decreased by 5.4% compared to the six months ended June 30, 2021, due to adjustment of production to demand as apparent demand declined and the impact of responses to higher energy prices.
Steel shipments in the Europe segment decreased 5.8% to 16.3 million tonnes for the six months ended June 30, 2022, from 17.3 million tonnes for the six months ended June 30, 2021, mainly due to the deconsolidation of ArcelorMittal Italia as described above. Excluding the impact of the Acciaierie d’Italia deconsolidation, steel shipments in Europe segment remained stable.
Average steel selling prices in the Europe segment increased 42.9% to $1,254/tonne for the six months ended June 30, 2022 from $878/tonne for the six months ended June 30, 2021 in line with the trend in market prices and supported by the positive impact of automotive contract price resets, offset in part by a negative translation impact due to euro depreciation.
Sales
Sales in the Europe segment increased 32.3% to $26.5 billion for the six months ended June 30, 2022 as compared to $20.0 billion for the six months ended June 30, 2021, primarily due to a 42.9% increase in average steel selling prices as described above.
Operating income
Operating income for the Europe segment for the six months ended June 30, 2022 was $4,144 million, as compared to $1,861 million for the six months ended June 30, 2021, primarily due to a positive price-cost effect, including the impact of contract pricing resets, partly offset by a negative translation effect due to euro depreciation.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2022	2021
Sales	3,570	4,896
Operating income	323	1,458
Depreciation and amortization	(211)	(220)
Crude steel production (thousand tonnes)	3,713	5,658
Flat product shipments	2,135	4,132
Long product shipments	1,159	1,263
Others and eliminations	(5)	1
Steel shipments (thousand tonnes)	3,289	5,396
Average steel selling price ($/tonne)	881	729
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 34.4% to 3.7 million tonnes for the six months ended June 30, 2022, as compared to 5.7 million tonnes for the six months ended June 30, 2021, primarily due to the ongoing reduction of production in Ukraine. At the onset of the war in Ukraine, the Company announced the suspension of operations to protect people and assets. Since then, the Company has slowly restarted operations, and is currently operating one of three blast furnaces. Blast furnace No.6 (approximately 20% of Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production had been steadily increased to 55% capacity in second quarter of 2022. Furthermore, the second quarter of 2022 was also impacted by a two week labor action and logistic issues in South Africa.
Total steel shipments in the ACIS segment decreased 39.0% to 3.3 million tonnes for the six months ended June 30, 2022, from 5.4 million tonnes for the six months ended June 30, 2021 primarily due to the impacts as discussed above.
Average steel selling prices in the ACIS segment increased by 20.7% to $881/tonne for the six months ended June 30, 2022 from $729/tonne for the six months ended June 30, 2021 in line with the trend in market prices.
Sales
Sales in the ACIS segment decreased 27.1% to $3.6 billion for the six months ended June 30, 2022 as compared to $4.9 billion

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for the six months ended June 30, 2021, primarily due to lower steel shipments offset in part by 20.7% higher average steel selling prices.
Operating income
Operating income for the ACIS segment for the six months ended June 30, 2022 was $323 million, as compared to $1,458 million for the six months ended June 30, 2021, primarily due to lower steel shipments and higher costs offset in part by higher average steel selling prices.

Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2022	2021
Sales	1,938	2,068
Operating income	974	1,287
Depreciation and amortization	(120)	(115)
Iron ore production (million tonnes)	14.2	12.2
Iron ore shipments (million tonnes)	14.2	12.0

Iron ore production (million tonnes)		Six months ended June 30,
	Type	Product	2022	2021
AMMC	Open pit	Concentrate, lump, fines and pellets	12.2	10.0
AML	Open pit / Underground	Fines	2.0	2.2
Total iron ore production			14.2	12.2
Production
The Mining segment had iron ore production of 14.2 million tonnes for the six months ended June 30, 2022, a 16.9% increase as compared to 12.2 million tonnes for the six months ended June 30, 2021, primarily as a result of recovery in the second quarter of 2022 of production in AMMC following seasonally lower production driven by severe weather conditions in the first quarter of 2022, while the second quarter of 2021 had been negatively impacted by a four week labor action at AMMC.
Sales
Sales in the Mining segment decreased 6.3% to $1.9 billion for the six months ended June 30, 2022 from $2.1 billion for the six months ended June 30, 2021, primarily due to 24.1% lower iron ore reference prices partly offset by 18.7% higher iron ore shipments. Sales to external customers were $727 million for the six months ended June 30, 2022, representing a 3.2% decrease compared to $751 million for the six months ended June 30, 2021 due to lower selling prices partly offset by higher shipments.
Mining segment iron ore shipments increased 18.7% to 14.2 million tonnes for the six months ended June 30, 2022 from 12.0 million tonnes for the six months ended June 30, 2021, following improved shipments at AMMC due to the reasons mentioned above.
With respect to average selling prices, the average seaborne iron ore spot price of $139.53/tonne (Delivered to China, normalized to Qingdao and 62% Fe US$ per tonne, Metal Bulletin) was 24.1% lower for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices at a given time. See also quarterly reference prices in "Raw Materials - Iron ore" above.
Operating income
Operating income for the Mining segment for the six months ended June 30, 2022 was $974 million, as compared to $1,287 million for the six months ended June 30, 2021, primarily due to lower seaborne iron ore reference prices and higher freight costs partly offset by higher shipments as discussed above.
Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was relatively stable at $1,137 million for the six months ended June 30, 2022, compared to $1,043 million for the six months ended June 30, 2021. Income in the first half of 2022 includes improved contribution from European investees (including $0.1 billion income for Acciaierie D'Italia arising from recognition of a deferred tax asset in the second quarter of 2022) offset in part by lower contributions from AMNS India. AMNS India's crude steel production and steel shipments decreased by 7.0% and 5.3%, respectively, from 3.7 million tonnes in the first half of 2021 to 3.4 million tonnes in the first half of 2022 and from 3.4 million tonnes in the first half of 2021 to 3.2 million tonnes in the first half of 2022, respectively. AMNS India's operating income was negatively impacted by the introduction of the export duty during the second quarter of 2022 despite the positive contribution from external sale of pellets from the newly commissioned Odisha plant during the second quarter of 2022. With respect to AMNS Calvert, hot strip mill production1 decreased by 9.8% from 2.5 million tonnes in the first half of 2021 to 2.3 million tonnes in the first half of 2022 while steel shipments2 remained stable at 2.3 million tonnes in the first half of 2021 and 2022. Income in the first half of 2022 included also the annual dividend received from Erdemir of $117 million as compared to $89 million in the first half of 2021.
1.Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
2.Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

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Financing costs – net
Net interest expense (interest expense less interest income) was lower at $104 million for the six months ended June 30, 2022 as compared to $167 million for the six months ended June 30, 2021 following debt repayments and liability management.
Foreign exchange and other net financing losses (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) were lower at $323 million for the six months ended June 30, 2022, as compared to $427 million for the six months ended June 30, 2021. Foreign exchange loss for the first half of 2022 was $198 million as compared to a foreign exchange loss of $147 million in the first half of 2021. Other net financing expense for the first half of 2022 included non-cash mark-to-market loss of $10 million related to the mandatory convertible bond call option following the market price decrease of the underlying share (gain of $37 million in the first half of 2021). Foreign exchange and other net financing losses for the six months ended June 30, 2021 included early bond redemption premium expenses of $130 million.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $1,381 million for the six months ended June 30, 2022, as compared to $946 million for the six months ended June 30, 2021, which included $214 million and $391 million deferred tax income, respectively.
The income tax expense for both periods was driven by the worldwide positive results partially offset by recognition of deferred tax assets.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2022 was $208 million as compared to $286 million for the six months ended June 30, 2021. Net income attributable to non-controlling interests in the six months ended June 30, 2022 primarily related to the non-controlling shareholders’ share of net income recorded in ArcelorMittal
Mines and Infrastructure Canada, Belgo Bekaert Arames in Brazil and ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2022 was $8,048 million, or $8.53 basic earnings per common share, as compared to the first half of 2021 of $6,290 million, or $5.40 basic earning per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2022, ArcelorMittal’s cash and cash equivalents (including restricted cash of $108 million) was $4.6 billion as compared to $4.4 billion (restricted cash of $156 million) as of December 31, 2021. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facilities as of June 30, 2022 and as of December 31, 2021.
As of June 30, 2022, ArcelorMittal’s total debt, which includes long-term debt, net of current portion and short-term debt and current portion of long-term debt was $8.8 billion, as compared to $8.4 billion as of December 31, 2021.
Net debt (defined as long-term debt, net of current portion ($6.1 billion) plus short-term debt and current portion of long-term debt ($2.7 billion), less cash and cash equivalents and restricted cash ($4.6 billion) was $4.2 billion as of June 30, 2022, up from $4.0 billion at December 31, 2021 (comprised of long-term debt

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($6.5 billion) plus short-term debt ($1.9 billion) less cash and cash equivalents and restricted cash ($4.4 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt of $4.2 billion divided by total equity of $56.4 billion) at June 30, 2022 remained stable at 7% as compared to December 31, 2021.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. ArcelorMittal's long-term credit rating was upgraded on August 9, 2021 by Moody's to 'Baa3' with stable outlook and on September 23, 2021 by Fitch to 'BBB-' with stable outlook. In February 2021, Standard & Poor's revised ArcelorMittal's outlook to stable and affirmed a long-term credit rating of 'BBB-'.
ArcelorMittal’s $5.5 billion revolving credit facility signed on December 19, 2018, described in the Financing section below, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. This agreement also previously required compliance with a financial covenant, as summarized below.
Prior to the amendment described below and the change in the Company's long-term credit ratings described above, the Company was required to ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) did not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. On April 13, 2021, ArcelorMittal's revolving credit facility was amended so that the Leverage Ratio financial covenant would permanently cease to apply in the event that the Company obtained an investment grade long-term credit rating (with stable outlook) from two rating agencies (which was obtained from Moody's and Fitch in 2021, as described above). On April 27, 2021, the revolving credit facility was also amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance
(CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of June 30, 2022.
The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2022. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations. The Company was in compliance with the financial covenant related to this borrowing as of June 30, 2022.
As of June 30, 2022, ArcelorMittal had guaranteed $66 million of debt of its operating subsidiaries, compared to $89 million as of December 31, 2021. See also note 12 to the condensed consolidated financial statements for all other ArcelorMittal guarantees for joint ventures indebtedness of $4.4 billion including $3.1 billion issued on behalf of AMNS India, $312 million issued on behalf of Calvert, $177 million issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and $318 million in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. (“AMNS Luxembourg”), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation, MUFG Bank LTD., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch). The proceeds of the loan were used to refinance in full the amounts borrowed by AMNS Luxembourg in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The guarantee provided by ArcelorMittal includes the same “Leverage Ratio” financial covenant as that described above for its $5.5 billion revolving credit facility dated December 19, 2018. On April 28, 2021, the syndicate of Japanese banks agreed that the Leverage Ratio financial covenant would no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which was obtained in 2021, as described above).
On July 27, 2022, the Company entered into a $2.2 billion bridge term facility agreement with a financial institution. The facility may be applied toward the purchase price for the

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intended acquisition of CSP, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility is available for 12 months from signing with two extension options of 6 months each at the borrower's discretion.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2022.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2022	2022	2023	2024	2025	2026	>2026	Total
Bonds	-	1.2	0.8	0.9	0.4	1.7	5.0
Commercial paper	0.9	-	-	-	-	-	0.9
Other loans	0.5	0.3	0.3	0.6	0.1	1.1	2.9
Total debt	1.4	1.5	1.1	1.5	0.5	2.8	8.8
The average debt maturity of the Company was 5.8 years as of June 30, 2022, and as of December 31, 2021.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in Note 7 to the condensed consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion. On November 27, 2019 and on November 26, 2020, ArcelorMittal exercised the option to extend the facility's maturity by one year to December 19, 2024 and to December 19, 2025 respectively. The commitments are $5.5 billion until December 19, 2023 and $5.4 billion until December 19, 2025. On April 27, 2021, the revolving credit facility was amended so that the margin payable will be increased or decreased depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes and was fully available as of June 30, 2022. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and September 30, 2014 to reduce its amount to $450 million and
$350 million, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility maturing on July 31, 2019 and July 31, 2022, respectively. On August 5, 2020, the maturity of the Letter of Credit Facility was extended to July 31, 2023. On November 25, 2020 the amount of the Letter of Credit Facility was increased to $395 million. On June 25, 2021, the maturity of the Letter of Credit Facility was extended to July 31, 2024.
Schuldschein loans
On May 4, 2022 and May 6, 2022, ArcelorMittal completed the offering of five Schuldschein loans for a total amount of €725 million, of which €634 million at floating rate and €91 million at fixed rate. The proceeds of these issuances were used for general corporate purposes.
The Company completed several financing transactions during the period ended June 30, 2022, see note 7 to the condensed consolidated financial statements. For information with respect to the mandatory convertible bonds and mandatorily convertible subordinated notes, see notes 6.3 and 11.2 to the consolidated financial statements for the year ended December 31, 2021.
Working capital management
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2022, the total amount of trade accounts receivables sold amounted to $6.0 billion ($5.2 billion as of December 31, 2021). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.

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As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 85 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $4.2 billion of trade payables were subject to early discount by its suppliers as of June 30, 2022 as compared to $2.7 billion as of December 31, 2021). Given the nature and large diversification of its suppliers base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2022, a 5 day increase in trade payable days would result in a trade payables increase by $860 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of June 30, 2022. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of June 30, 2022, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2022 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 12 to the interim condensed consolidated financial statements. ArcelorMittal also has various environmental and asset retirement obligations as of June 30, 2022 which are further detailed in note 9 to the interim condensed consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2022 and 2021:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2022	2021
Net cash provided by operating activities	4,588	3,309
Net cash (used in) provided by investing activities	(2,147)	386
Net cash used in financing activities	(1,836)	(5,168)
Net cash provided by operating activities
For the six months ended June 30, 2022, net cash provided by operating activities increased to $4.6 billion as compared to $3.3 billion for the six months ended June 30, 2021.
Net cash provided by operating activities for the six months ended June 30, 2022 includes a $3.1 billion investment in "operating working capital" (reflecting relatively robust finished steel prices including positive automotive contract price resets and elevated raw material prices) which represents an outflow of $4.7 billion for inventories and $1.0 billion for trade accounts receivables offset by an inflow of $2.6 billion for trade accounts payables. Net cash provided by operating activities for the six months ended June 30, 2021 included a $3.5 billion investment in "operating working capital" (reflecting high activity and pricing levels) which represents an outflow of $4.0 billion for inventories and $2.6 billion for trade accounts receivables offset by cash inflows of $3.1 billion for trade accounts payables. Based on current market conditions, the Company expects a working capital release in the second half of 2022.

Interim Management Report	29
Business overview
continued

Net cash (used in) provided by investing activities
Net cash used in investing activities for the six months ended June 30, 2022 was $2.1 billion as compared to net cash provided by investing activities of $386 million for the six months ended June 30, 2021.
Purchases of property plant and equipment and intangibles ("Capital expenditures") were stable for the six months ended June 30, 2022 at $1,184 million as compared to $1,188 million for the six months ended June 30, 2021.
Capital expenditure for the full year 2022 is expected to be $4.2 billion (lower than previous guidance of $4.5 billion) implying that capital expenditure for the second half of 2022 is expected to be approximately $3.0 billion. The reduction in capital expenditure guidance reflects timing of cash outflows with respect to capital expenditure, with slightly delayed capital expenditure on strategic projects in Brazil and lower activity including Ukraine. Capital expenditure outside of strategic capital expenditures and decarbonization projects is expected to be $0.1 billion lower at $2.8 billion (from $2.9 billion previously). Decarbonization capital expenditure is expected to be $0.3 billion (net of government support), and capital expenditure on strategic envelope projects is expected to be $0.2 billion lower at $1.1 billion (from $1.3 billion previously). Strategic capital expenditure envelope of $3.65 billion represents total to be spent on strategic projects as listed below in the period from 2021 to 2024. Specifically, $0.40 billion of the $3.65 billion has been spent through June 30, 2022.
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing.
Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Mexico	New hot strip mill	Production capacity of 2.5 million tonnes per year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	H1 2022 (b)
Ongoing projects*

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160 thousand tonnes per /year Aluminum Silicon (AluSi®) coating capability to #5 hot-dip galvanizing line for the production of Usibor® steels	H2 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	Q4 2023 (d)
Mining	Liberia	Redesigned Phase 2 premium product expansion project	Increase production capacity to 15 million tonnes/year	Q4 2024 (e)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3 million tonnes per year	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	H2 2023 (f)
Brazil	Serra Azul mine	4.5 million tonnes per year direct reduction pellet feed plant	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	H2 2023 (g)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0 million tonnes per year; sinter feed capacity of 2.25 million tonnes per year	H2 2024 (h)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New Pellet Plant	Facilities to produce 5.0 million tonnes per year pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	On hold/under review (i)
Brazil	Barra Mansa	New section mill	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	Q1 2024 (j)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	H1 2024 (k)
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

30	Interim Management Report
Business overview
continued
a.On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix. The main investment is the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, long steel approximately 1.5 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced during the fourth quarter of 2017, and the first coils were produced at the end of 2021 with ramp up now underway and on track to reach approximately 60% capacity in the second half of 2022. The hot skin pass mill (HSPM) first coil was produced at the end of the first half of 2022. In addition to the HSM project, a push pull pickling line (PPPL) is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL will have a capacity of up to 0.75 million tonnes per year, and the first pickled and oiled coils are expected to be produced by the second half of 2024.
b.Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system was upgraded and includes innovative power cooling technology to improve product capability. The project was completed in the first half of 2022 with all equipment fully operating.
c.Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160 thousand tonnes per year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for the second half of 2022.
d.In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The approximate $0.35 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add approximately100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Civil and steel structure erection works at Combiline building is ongoing. Equipment erection at Acid Regeneration Plant #2 is progressing. The project is expected to be completed in the fourth quarter of 2023.
e.ArcelorMittal Liberia has been operating a 5 million tonnes direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes per year of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. On September 10, 2021, ArcelorMittal signed with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which is currently under the legislative ratification process. Detailed construction design is well advanced. Main civil works contract progressing to plan, whilst tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15 million tonnes per year thereafter. Capital expenditure required to conclude the project, previously estimated at approximately $0.8 billion, is under review given impacts of inflation and enlarged scope. Under the agreement, the Company has further expansion opportunities up to 30 million tonnes per year. Other users may be allowed to invest for additional rail capacity.
f.ArcelorMittal Mexico is investing approximately $150 million to increase pellet feed production by 1 million tonnes per year to 2.3 million tonnes per year and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. All equipment purchase orders were placed and construction phase in approval process to start with civil construction of main buildings. Production start-up is estimated in the second half of 2023.
g.Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5 million tonnes per year of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Environmental and operations licenses have been cleared. Detailed engineering is ongoing, earthworks have begun and procurement of main equipment is nearing completion. Civil works of auxiliary buildings completed. Project start-up is estimated in the second half of 2023.
h.The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Detailed engineering is ongoing. Piling, civil works and erection to be started. The project is estimated to be completed in the second half of 2024 with a capital expenditure requirement of approximately $0.5 billion.
i.Investment in ArcelorMittal Kryvyi Rih to build a new 5.0 million tonnes per year pellet plant which, together with the ongoing modernization of Sinter Plant 2, will ensure that all sinter operations in Kryvyi Rih are compliant with dust emissions environmental regulations and will enable cost reduction, quality and productivity improvement. In addition, the project will enable a CO2 footprint improvement by 750 thousand tonnes CO2/yr. First pellet was initially expected to be produced in the fourth quarter of 2023 with a capital expenditure requirement of approximately $0.3 billion; however the project is on hold and has been suspended with the revised completion date and budget dependent on when the project can be effectively resumed due to the Russian invasion of Ukraine.
j.New $0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400 thousand tonnes per year production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. Main equipment is contracted, disassembling of old mill to open space for the new equipment ongoing. The project commenced in 2022 and is expected to be completed by the first quarter of 2024.
k.This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. Greenko will design, construct and operate the facilities in Andhra Pradesh, Southern India. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. The project commissioning is expected by mid-2024. The Company is studying the option to develop a second phase which would double the installed capacity.

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Business overview
continued

Net cash used in investing activities for the six months ended June 30, 2022 also included $895 million cash outflow in connection with several acquisitions, including mainly an 80% interest in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas ($806 million net of cash acquired of $12 million), the UK based scrap recycling business John Lawrie Metals Limited ($43 million net of cash acquired of $5 million) and Architectural Steel Limited, a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes ($39 million net of cash acquired of $6 million).
Net cash provided by investing activities for the six months ended June 30, 2021 also included $1.4 billion cash received from the sale of all of the Company's 78.2 million common Cleveland-Cliffs shares and the repayment of $0.3 billion cash collateral provided by the Company until collection of the TSR receivables retained in ArcelorMittal USA after its disposal.
Net cash used in financing activities
Net cash used in financing activities was $1.8 billion for the six months ended June 30, 2022 as compared to $5.2 billion for the six months ended June 30, 2021.
Net cash used in financing activities for the six months ended June 30, 2022 included a $2.0 billion outflow with respect to the Company's two completed share buyback programs, and an outflow of €486 million ($551 million) for the repayment of outstanding bonds at maturity, partly offset by an inflow from offering of five Schuldschein loans for a total amount of €725 million ($755 million) with maturities of 3 and 5 years, an inflow pursuant to drawdown on European Investment Bank facility of €280 million ($291 million) and net inflow of $407 million from commercial paper. Net cash used in financing activities for the six months ended June 30, 2022 also included $510 million of dividend payments (of which $332 million paid to ArcelorMittal shareholders and $178 million paid to non-controlling shareholders) and $94 million for lease payments and other financing activities. See note 7 to the condensed consolidated financial statements for further details.
Net cash used in financing activities for the six months ended June 30, 2021 included primarily cash outflows of $1.4 billion related to the early redemption of four bonds pursuant to tender offers ($562 million of the 2.25% Notes due 2024, $460 million of the 3.6% Notes due 2024, $73 million of the 6.125% Notes due 2025 and $349 million of the 4.55% Notes due 2026) and $1.6 billion relating to three consecutive share buyback programs of $650 million, $570 million and $427 million (repurchased as of June 30, 2021), respectively. Net cash used in financing activities for the six months ended June 30, 2021 also included $0.3 billion decrease in commercial paper portfolio, $0.4 billion of early repayment of bilateral term loans, $0.3 billion bond repayment at maturity, $0.4 billion of bank debt repayment and $0.2 billion cash pooling liabilities repayment to Acciaierie d'Italia and $100 million for lease payments and other financing activities.
Dividends paid to ArcelorMittal shareholders and non-controlling shareholders in subsidiaries were $332 million and $178 million, respectively, for the six months ended June 30, 2022, and $284 million and $82 million to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries (mainly non-controlling shareholders of AMMC), respectively, for the six months ended June 30, 2021.

32	Interim Management Report
Key transactions and events

Earnings distribution
On May 4, 2022 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.38 per share. The dividend amounted to $332 million and was paid on June 10, 2022.
Equity
Equity attributable to the equity holders of the parent increased to $54.0 billion at June 30, 2022, compared with $49.1 billion at December 31, 2021, primarily due to the net income attributable to the equity holders of the parent of $8.0 billion.
Treasury shares
ArcelorMittal held 31.2 million shares in treasury at June 30, 2022 compared to 71.9 million shares at December 31, 2021. At June 30, 2022, the number of treasury shares represented 3.6% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buy-backs described in 'Key transactions and events' and transactions described in 'Corporate Governance' below, in particular the cancellation of 105 million treasury shares.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $154 million for the six months ended June 30, 2022 as compared to $186 million for the six months ended June 30, 2021. In addition, the Company capitalized research and development for $11 million and $19 million during the six months ended June 30, 2022 and 2021, respectively.
Trend information
All information that is not historical in nature and disclosed under “Business Overview”, and in particular in "Outlook", is deemed to be a forward-looking statement and is subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
Inflationary pressures have escalated during the first half of 2022 presenting significant headwinds to economic activity. The impacts on consumer and business confidence are leading to a slowdown in real demand, which has been exacerbated by destocking activity, resulting in apparent demand below real demand levels and a normalization of steel spreads.
The potential for energy supply restrictions presents a clear but, as yet, uncertain risk to economic activity in Europe.
The Company highlights the potential downside risks to the demand forecasts presented for the first quarter of 2022 in May 2022, which had forecast a contraction of global ASC in 2022
(while slight growth in global ASC had been forecast in the 2021 annual report), particularly to the forecast demand for Europe, given gas supply risks, and China given the impact of COVID - 19 related lockdowns. ArcelorMittal is well positioned to navigate the uncertainties around European gas supply given its predominantly blast furnace based capacity across multiple sites in nine EU countries.
The longer-term fundamental outlook for steel is positive. China’s focus on decarbonization and removal of VAT-rebates on steel exports are encouraging; so too are the actions taken by governments to protect against the threats of unfair trade. And it is known that steel will play a critical and vital role in the transition to a decarbonized and circular economy – there is no substitute.
Key transactions and events
During the first half of 2022, ArcelorMittal completed several financing and liability management transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.
•On January 14, 2022, ArcelorMittal announced that 45 million treasury shares had been cancelled to keep the number of treasury shares within appropriate levels. This cancellation took into account the shares already purchased under the $1 billion share buyback announced on November 17, 2021, which was completed on December 28, 2021. As a result of these cancellations, ArcelorMittal had 937,809,772 shares in issue (compared to 982,809,772 before the cancellation).

•On March 3, 2022, ArcelorMittal announced its decision to idle its steelmaking operations in Kryvyi Rih, Ukraine in order to ensure the safety and security of its employees and assets. The Company has been evaluating the situation on a daily basis and production had previously been reduced with the plant operating at a technical minimum (approximately one-third of its normal production levels). The process to safely idle all blast furnaces while maintaining asset integrity commenced on the same day. On April 11, 2022, blast furnace No. 6 (approximately 20% of Kryvyi Rih capacity) was restarted to resume low levels of pig iron production). Iron ore production has been steadily increased to approximately 55% capacity in the second quarter of 2022.
•On March 30, 2022 Votorantim S.A. exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal

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Key transactions and events
continued
Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6x multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. ArcelorMittal Brasil calculated the put option exercise price in the amount of BRL 0.8 billion ($0.2 billion), but Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price. The definition of the final put option exercise price will be subject to the procedure specified in the shareholders' agreement, with arbitration being the ultimate means.
•On April 26, 2022, ArcelorMittal announced that it had completed its $1 billion share buyback program announced on February 11, 2022 under the authorization given by the annual general meeting of shareholders of June 8, 2021. By market close on April 25, 2022, ArcelorMittal had repurchased 31,751,960 shares for a total value of €911 million (equivalent to US$1 billion) at an approximate average price per share of €28.68 ($31.49).
•On May 18, 2022, ArcelorMittal announced that 60 million treasury shares have been cancelled to keep the number of treasury shares the Company holds within appropriate levels. This cancellation takes into account shares already purchased under the $1 billion share buyback announced on 5 May 2022. As a result of this cancellation, ArcelorMittal had 877,809,772 shares in issue (compared to 937,809,772 before the cancellation).
•On May 31, 2022, Acciaierie d’Italia Holding and Ilva signed an amendment to the Ilva lease agreement (with a conditional purchase obligation) to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by two years (until May 31, 2024). In parallel, ArcelorMittal and Invitalia signed an amendment to their investment agreement to extend the latest date for the second equity injection to May 31, 2024 (to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets) and to reflect certain other circumstances. This amendment to the investment agreement confirms Acciaierie d’Italia Holding’s ownership and governance structure until May 2024. It also includes an updated industrial plan envisaging through 2026 investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne electric arc furnace ("EAF"), which is expected to open in mid-2024, and the relining of blast furnace #5, which is expected to start production in 2024.
•On June 9, 2022, ArcelorMittal announced that it had completed its $1 billion share buyback program announced on May 5, 2022 under the authorization given by the annual general meeting of shareholders of May 4, 2022 bringing the total 2022 buybacks completion so far to $2 billion. By market close on June 8, 2022, ArcelorMittal had repurchased 33,349,597 shares for a total value of €943 million (equivalent to US$1 billion) at an approximate average price per share of €28.26 ($29.99). The shares acquired under the program are intended (i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities (ii) to reduce ArcelorMittal’s share capital, and/or (iii) to meet ArcelorMittal’s obligations arising from employee share programs.
•On June 30, 2022, ArcelorMittal completed the acquisition of an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas for total consideration of $818 million subject to certain post-closing adjustments. The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron ("DRI") developed to overcome issues associated with shipping and handling DRI. The facility is ideally located with its own deep-water port and unused land on the site which provides options for further development. voestalpine has retained a 20% interest in the plant with a corresponding offtake agreement. ArcelorMittal would own 100% of any future development. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF. Pursuant to the purchase agreement, voestalpine's 20% interest is subject to a call option exercisable by ArcelorMittal upon termination of the offtake agreement or failure by voestalpine to purchase the offtake volume. In addition, voestalpine has a put option exercisable on the fifth, tenth and fifteenth anniversary of the acquisition date with an exercise price defined as the lower of equity value increased by an annual contractual return and fair value and for which the Company recognized a $177 million liability at inception.
In addition, during the first half of 2022, the Company completed the following additional acquisitions:
•On February 28, 2022, ArcelorMittal acquired John Lawrie Metals Limited, a UK based leading consolidator of ferrous

34	Interim Management Report
Key transactions and events
continued

scrap metal, for total consideration of £35 million ($43 million net of cash acquired of $5 million) as part of its strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking in both the electric arc furnace ("EAF") and blast furnace routes.
•On May 2, 2022, ArcelorMittal completed the acquisition of Architectural Steel Limited, a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes to strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. Total consideration was £36 million ($39 million net of cash acquired of $6 million).
•On May 9, 2022, in order to strengthen the Company's plate operations in the Europe reportable segment in selected downstream and distribution activities, ArcelorMittal increased its interest in the former associate Centro Servizi Metalli S.p.A., a stainless plate processing business with operations mainly in Italy and Poland, from 49.29% to 91.68% through the acquisition of a 42.39% controlling stake for €13.5 million ($7 million net of cash acquired of $7 million).
Recent developments
•On July 1, 2022, the Company completed the acquisition of three subsidiaries from environmental services and recycling company ALBA International Recycling (ALBA Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling GmbH and ALBA Metall Süd Franken GmbH) active in ferrous and non-ferrous metal recycling in Germany for total consideration of €90 million subject to certain closing adjustments.
•On July 28, 2022, ArcelorMittal announced it has signed an agreement with the shareholders of CSP to acquire CSP for an enterprise value of approximately $2.2 billion. Transaction closing is subject to certain corporate and regulatory approvals, including CADE (Brazilian anti-trust) approval, which is expected by late 2022. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate. The acquisition brings several strategic benefits to ArcelorMittal, including the potential to:
–Expand the Company’s position in the high-growth Brazilian steel industry.
–Capitalize on the significant planned third-party investment to form a clean electricity and green hydrogen hub in Pecém.
–Add 3 million tonnes of high-quality and cost-competitive slab capacity, with the potential to supply slab intra-group or to sell into North and South America.
–Allow for further expansions by the Company, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity.
–Capture over $50 million of identified synergies, including SG&A, procurement and process optimization.
The state of Ceará has ambitions to develop a low-cost green hydrogen hub. The Pecém Green Hydrogen Hub, a partnership between the Pecém Complex and Linde, a leading global industrial gases and engineering company, is a large-scale green hydrogen project at the Port of Pecém which is targeting to produce up to 5 GW of renewable energy and 900,000 tonnes per year of green hydrogen in a series of phases. The first phase, which the partnership currently expects to be completed over the course of the next five years, targets the construction of 100-150 MW of renewable energy capacity.
•On July 29, 2022, the Company announced a new share buy back program of 60,431,380 shares (approximately $1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced so far to approximately $3.4 billion. This is the maximum shares purchasable under current shareholder authorization. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs.

Interim Management Report	35
Sustainable development highlights
Sustainable development highlights - leading the decarbonization of the steel industry
•On February 4, 2022, ArcelorMittal announced an acceleration of its decarbonization process with a €1.7 billion investment program by 2030 at its French steelmaking sites in Fos-sur-Mer and Dunkirk with support from the French Government while maintaining equivalent production capacities. This investment will enable a profound transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by 2030. This transformation will represent a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and put France’s steelmaking industry on the path of the Paris Agreement. In Fos-sur-Mer, ArcelorMittal will build an EAF, which will complement the ladle furnace announced in March 2021 and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel. In Dunkirk, ArcelorMittal will build a 2.5 million tonne DRI unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and completed by an additional EAF. Other investments are already under way to continue to increase the proportion of scrap steel used. The new industrial facilities will be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos-sur-Mer).
•On February 15, 2022, ArcelorMittal confirmed its plan for a CAD$1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton, following the announcement on February 15, 2022, that the Government of Ontario would invest CAD$500 million in the project, which followed the previous announcement in July 2021 that the Government of Canada would invest CAD$400 million in the project. The investment will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the DRI – EAF production route, which carries a significantly lower carbon footprint. The project is scheduled to be completed by 2028.
•On March 17, 2022, ArcelorMittal announced an investment, with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. With this new unit, which will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint-Chély d’Apcher, in the south of France, all of the group's electrical steels will be produced in France, strengthening France’s electromobility sector. This project is supported by the French government as part of France 2030. As part of this contribution to the electromobility sector, ArcelorMittal’s electrical steels will contribute to achieving the European Union’s goals on the reduction of CO2 emissions.
•On March 22, 2022, ArcelorMittal announced that it had established a strategic partnership with Greenko Group, India’s leading energy transition company, to develop a ‘round the clock’ renewable energy project with 975 MW of nominal capacity. The $0.6 billion project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project provides for 250 MW of uninterrupted renewable power to be supplied annually to AMNS India (ArcelorMittal’s joint venture company in India) under a 25-year off-take agreement to be entered into with AMNS India (starting in mid-2024). The project will be owned and funded by ArcelorMittal. Greenko will design, construct and operate the renewable energy facilities in Andhra Pradesh, Southern India. This will result in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. The project provides an attractive return on investment for ArcelorMittal and offers AMNS India the dual benefits of lower electricity costs and lower CO2 emissions. The Company is studying the option to develop a second phase which would double the installed capacity.
•On April 29, 2022, ArcelorMittal published its 2021 integrated annual review, ‘Smarter steels for people and planet’. The review underpins the Company’s commitment to transparent reporting. It has been produced to reflect the guiding principles of the Value Reporting Foundation and in-line with the Global Reporting Index (GRI) Sustainability Reporting Standards, the United Nations Global Compact, and the European Union’s Directive 2014/95/EU on non-financial reporting. The Integrated Annual Review is a central element in the Company’s commitment to engage stakeholders and communicate the Company's financial and non-financial performance. It provides an overview of the Company’s performance in 2021, outlines progress against its strategic priorities, and details its short- and long-term plans.
•On May 2, 2022, ArcelorMittal announced that it has successfully tested the use of green hydrogen in the

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Sustainable development
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production of direct reduced iron (“DRI”) at its steel plant in Contrecoeur, Québec. ArcelorMittal’s ambition is to lead the decarbonization of the steel industry and this test is an important milestone in the Company’s journey to produce zero carbon emissions steel via the DRI-based steelmaking route using green hydrogen as an input. The objective of the test was to assess the ability to replace the use of natural gas with green hydrogen in the iron ore reduction process. During this first test, 6.8% of natural gas was replaced with green hydrogen during a 24-hour period, which contributed to a measurable reduction in CO2 emissions. The green hydrogen used in the test was produced by a third-party owned electrolyzer (device that produces green hydrogen from electricity and water) and was then transported to Contrecoeur. This is a major step forward since the iron ore reduction process alone contributes to more than 75% of ArcelorMittal Long Products Canada’s (“AMLPC”) overall CO2 emissions. AMLPC is evaluating the possibility of carrying out further tests in the coming months by increasing the use of green hydrogen at the DRI plant, which could eventually reduce CO2 emissions in Contrecoeur by several hundred thousand tonnes per year. The potential use of electrolysers to produce green hydrogen in Contrecoeur will depend on certain criteria, particularly the availability of sufficient electricity to power the units.
•On May 24, 2022, ArcelorMittal announced that it had achieved ResponsibleSteel™ certification for its Asturias Cluster in Spain, and ArcelorMittal Méditerranée in France – the Company’s first sites to be certified in both France and Spain.
•On May 25, 2022, ArcelorMittal launched the XCarb™ Accelerator Program to support breakthrough technology start-up and drive decarbonization. Breakthrough technology start-ups worldwide have been invited to submit applications to compete for investment from ArcelorMittal’s XCarb™ Innovation Fund, which aims to invest up to $100 million annually in such transformative technologies, and access to ArcelorMittal’s advice and expertise in innovation, research and development, technology commercialization and business mentorship.
•On May 25, 2022, ArcelorMittal announced that it had signed a non-binding Memorandum of Understanding with SNIM, an iron ore mining company based in Mauritania, to evaluate the opportunity to jointly develop a pelletization plant and a DRI production plant in Mauritania. A pre-feasibility study would be carried over the next four to six months to give better insight into the viability of the potential project which would take advantage of Mauritania’s potential for renewable electricity generation and green hydrogen production.
•On May 31, 2022, HyDeal España, an industrial joint venture formed by ArcelorMittal, Enagás, Grupo Fertiberia and DH2 Energy, announced partnerships with four engineering, procurement and construction firms: VINCI Construction, Técnicas Reunidas, PowerChina Guizhou Engineering and TSK. HyDeal España aims to deliver competitive renewable hydrogen to an industrial complex in Asturias from facilities based in northern Spain. The total installed capacity is targeting 9.5 GW of solar power and 7.4 GW of electrolyzers. Production is targeted to start by the end of 2025, to produce about 150,000 tonnes of renewable hydrogen per year from 2026 and reach 330,000 tonnes in 2030. ArcelorMittal and Grupo Fertiberia have announced their intention to contract, together with other key off-takers, the supply of 6.6 million tonnes of renewable hydrogen over 20 years.
•On June 1, 2022, ArcelorMittal and the government of Spain signed an agreement in which the government has pledged its financial support for the decarbonization of the Company’s steelmaking sites in Asturias and in Sestao, in the Basque Country. The agreement was signed on the occasion of the World Economic Forum in Davos, Switzerland, at a signing ceremony attended by the CEO of ArcelorMittal Aditya Mittal and the Spanish Minister of Industry Reyes Maroto. The funding, which is part of the government’s Recovery and Resilience Plan, will support the construction of an electric arc furnace and DRI plant in Gijón, which are crucial to the Company’s CO2 emissions reduction goals in Europe. The implementation of this project represents the first step of the Company’s decarbonization journey in Asturias. In order to implement the described transformation of the site in Asturias, an application has been submitted under the EU’s CEEAG framework, and is awaiting approval from the European Commission before the project can proceed.
•On June 14, 2022, ArcelorMittal published a concept for a low-carbon emissions steel standard to help incentivize the decarbonization of steelmaking globally and support the creation of market demand for physical steel products which would be classified as lower, and ultimately near-zero, carbon emissions steel.
–Dual scoring system which provides customers with a life cycle assessment (LCA) value alongside a rating system which measures progress towards near-zero
–Designed to incentivize the decarbonization of both primary and secondary steelmaking
–Provides transparency and consistency across steel products for customers
–Supports the development of markets for low-carbon emissions steel

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The creation of clear definitions for low-carbon emissions physical steel is an important component of ‘demand pull’ and ‘supply push’ mechanisms that are required to support the steel industry in its transition to net zero by 2050. Clear definitions will also help inform targeted policy to support the scale-up and commercialization of these near-zero technologies.
•On June 22, 2022, ArcelorMittal and energy company RWE announced the signing of a memorandum of understanding to work together to develop, build and operate offshore wind farms and hydrogen facilities that will supply the renewable energy and green hydrogen required to produce low-emissions steel in Germany. The partnership centers on driving forward the production of carbon-neutral steel, with a plan to replace coal with wind power and green hydrogen as the main source of energy in steel production at ArcelorMittal’s steelmaking sites in Germany. The partnership includes assessing options for joint participation in tenders for offshore wind farm sites in the North Sea (depending on amendments to the Wind Energy at Sea Act currently under way) and jointly looking for areas where electrolysis plants can be built to supply the steel production sites in Bremen and Eisenhüttenstadt.
•On July 21, 2022, ArcelorMittal and automotive supplier Gestamp announced that they have successfully trialed the use of low-carbon emissions steel for use in car parts that will ultimately be used in the production of vehicles in Europe. The two companies have signed an agreement to strengthen cooperation on sustainability, specifically in the production of low-carbon emissions steel parts and are working closely to ensure that ArcelorMittal’s steel meets all Gestamp’s technical requirements. In this process, Gestamp has a very important role in validating the low-carbon emissions steel produced by ArcelorMittal in order to meet the standards of excellence its automotive clients need. This challenge is the responsibility of Gestamp’s R&D team that, due to the Company´s know-how, has developed a detailed, step-by-step procedure to validate and homologate ArcelorMittal’s low-carbon emissions steel for use in vehicle production. Using Usibor® 1500 made with XCarb® recycled and renewably produced substrate, Gestamp has successfully trialed the first parts (such as a car’s tunnel and seat reinforcements) in press-hardenable steel, which is ultra high-strength and therefore enables car manufacturers to achieve excellent weight reductions across the vehicle. XCarb® recycled and renewably produced is a decarbonized product made with a very high proportion of recycled steel in an EAF and 100% renewable electricity. The steel used by Gestamp has a carbon footprint that is almost 70% lower than the same product made without XCarb® recycled and renewably produced. These are major steps forward in Gestamp’s ESG strategy to decarbonize their supply chain and contribute to the mitigation of climate change, collaborating to make this low-carbon emissions steel project a tangible reality and therefore more sustainable vehicles.
•During the first half of 2022, in the context of its decarbonization strategy, ArcelorMittal completed the acquisitions of an 80% shareholding in voestalpine’s HBI plant located in Corpus Christi, Texas and of John Lawrie Metals Limited, a UK based leading consolidator of ferrous scrap metal. See section 'Key transactions and events' for further details.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements in the Company’s 2021 Annual Report. Please refer to note 12 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2021 Annual Report.

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Corporate governance

Corporate governance
Please refer to the “Corporate Governance” section of the Company’s 2021 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2021 and June 30, 2022.
Annual general meeting of shareholders held on May 4, 2022
On May 4, 2022, the annual general meeting of shareholders approved all resolutions by a strong majority. The resolutions included approval of the 2021 financial statements and appointment of Ernst & Young S.A. as the independent auditor for 2022; the dividend of $0.38 (gross) per share; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2021; reelection of certain members of the Board of Directors for another three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company; authorization of share based incentives grants of share based incentives. Certain of these resolutions are described in more detail below.
Dividend
On May 4, 2022 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.38 per share. The dividend amounted to $332 million and was paid on June 10, 2022. Following this dividend payment, the $608 million aggregate principal amount of the Mandatorily Convertible Notes due 2023 outstanding as of June 30, 2022, divided by the maximum conversion price of $10.64 per share equals approximately 57 million shares following conversion.
Equity-based compensation
The May 2022 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 3.5 million of the Company’s fully paid-up ordinary shares (the “2022 Cap”) and to adopt any rules or measures to implement the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan") and the ArcelorMittal Equity Plan that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2023.
The Executive Chairman and the Chief Executive Officer (“CEO”) of the Company (jointly, the “Executive Office”) will be eligible for PSU grants under the Executive Office PSU Plan. The Executive Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the Executive Office to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the Executive Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The Appointments, Remuneration and Corporate Governance Committee, which is comprised of four independent directors, reviews the allocation of PSUs to the Executive Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors. Please refer to the 2021 Annual Report for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mrs. Vanisha Mittal Bhatia and Mr. Karel De Gucht were re-elected as directors of ArcelorMittal at the May 4, 2022 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2025.
The Board of Directors is composed of ten directors, of which six are independent directors. The ten directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Bruno Lafont, Mr. Etienne Schneider, Mr. Tye Burt, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht and Mrs. Clarissa Lins. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2021 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Directors' fees
At the May 4, 2022 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2021 financial year at €1,605,093 ($1,817,929), based on the following annual fees:
–Basic director's remuneration: €158,095 ($179,058);
–Lead Independent Director's remuneration: €222,985 ($252,553);
–Additional remuneration for the Chair of the Audit and Risk Committee: €30,675 ($34,743);

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–Additional remuneration for the other Audit and Risk Committee members: €18,877 ($21,380);
–Additional remuneration for the Chairs of the other committees: €17,697 ($20,044);
–Additional remuneration for the members of the other committees: €11,798 ($13,363).
–Additional remuneration for the Chair of the special committee: €12,500 ($14,158);
–Additional remuneration for the members of the special committee: €10,000 ($11,326).
–CEO remuneration: €1,508,404 ($1,783,285)
Share buyback
The share buyback authorization approved by the annual general meeting of shareholders in June 2021 was cancelled by a resolution of the annual general meeting of shareholders on May 4, 2022. The share buyback authorization approved by the annual general meeting of shareholders on May 4, 2022 will remain valid until the end of the annual general meeting of shareholders to be held in 2023, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2023 annual general meeting of shareholders in such manner that the shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the Euronext markets where the Company is listed or the Luxembourg Stock Exchange, depending on the market in which the purchase are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.
On April 26, 2022 and June 9, 2022, ArcelorMittal announced the completion of two consecutive share buyback programs under the authorization given by the annual general meetings of shareholders held on June 8, 2021 and on May 4, 2022, respectively (see "Recent developments"). To maintain its current level of voting rights, on February 12, 2021, the Significant Shareholder entered into a Share Repurchase Agreement with ArcelorMittal to sell, on each trading day which ArcelorMittal purchases shares under the programs, an equivalent number of shares in the proportion of the Significant Shareholder’s ownership of outstanding shares of ArcelorMittal. The sale is at the same price as the shares repurchased on the market. On February 25, 2022, the Company announced the decision of the Significant Shareholder not to further participate in the share buyback program. The Share Repurchase Agreement with respect to the then outstanding program was terminated. Accordingly, the Significant Shareholder has not participated in the share buybacks following the termination. As a result, the Significant Shareholder's interest in ArcelorMittal increased from 36.33% of issued and outstanding shares as of December 31, 2021 to 39.04% as of June 30, 2022. In the context of the sixth share buy back program under the authorization given by the annual general meeting of shareholders of June 8, 2021 and the following share buyback program under the authorization given by the annual general meeting of shareholders of May 4, 2022, the Company repurchased, 31.8 million and 33.3 million shares, respectively.
On January 14, 2022 and May 18, 2022, ArcelorMittal completed the cancellation of 45 million and 60 million shares, respectively.

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The following table provides information on changes to the Company’s shares issued, treasury shares and shares outstanding between December 31, 2021 and June 30, 2022.

	Shares issued	Treasury shares	Shares outstanding
December 31, 2021	982,809,772	(71,916,570)	910,893,202
Cancellation of 45 million shares on January 14, 2022	(45,000,000)	45,000,000	—
First share buyback 2022 $1 billion (situation as of March 31, 2022)	—	(18,265,796)	(18,265,796)
Share based payments	—	518,234	518,234
March 31, 2022	937,809,772	(44,664,132)	893,145,640
Completion of first share buyback 2022 $1 billion	—	(13,486,164)	(13,486,164)
Second share buyback 2022 $1 billion	—	(33,349,597)	(33,349,597)
Cancellation of 60 million shares on May 18, 2022	(60,000,000)	60,000,000	—
Share based payments	—	312,570	312,570
June 30, 2022	877,809,772	(31,187,323)	846,622,449
Extraordinary general meeting of shareholders held on May 4, 2022
The extraordinary general meeting of shareholders held on May 4, 2022 approved (i) the cancellation of all the shares repurchased by the Company under its share buyback programs up to a maximum of 120 million shares and (ii) the consequent reduction of the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents ($0.36), being the par value of the shares in the Company, and (iii) change of the Articles of Association accordingly, and (iv) the reduction or cancellation of the relevant reserves constituted under applicable law in relation thereto.
In addition, the extraordinary meeting of shareholders authorized the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles of Association to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
The present authorization is valid for a period of three (3) years or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the three-year period.
•On July 29, 2022, the Company announced a new share buy back program of 60,431,380 shares (approximately $1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced so far to approximately $3.4 billion. This is the maximum shares purchasable under current shareholder authorization. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs.
Shareholders
The following table sets forth information as of June 30, 2022 with respect to the beneficial ownership and voting rights of ArcelorMittal shares by each person who is known to be the beneficial owner of more than 5% ArcelorMittal's issued share capital and the number of treasury shares.

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	Shares	% of issued shares	% of voting rights
Number of issued shares	877,809,772
Number of issued shares less treasury shares	846,622,449
Significant Shareholder[1]	330,534,323	37.65%	39.04%
Treasury Shares	31,187,323	3.55%	—%
Other Public Shareholders	516,088,126	58.80%	60.96%
Total	877,809,772	100.00%	100.00%
1.The term "Significant Shareholder" means the trust (HSBC Trustee (C.I.) Limited, as trustee) of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are aggregated with those ordinary shares beneficially owned by the the Significant Shareholder (other than those resulting from the conversion of mandatorily convertible subordinated notes).

On January 19, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 49,166,064 shares or 5.24% of ArcelorMittal’s issued shares as of January 18, 2022.
On January 28, 2022, ArcelorMittal announced that it received a shareholding notification from Société Générale SA stating that it beneficially owned 44,777,728 shares or 4.88% of ArcelorMittal’s issued shares as of January 21, 2022.
On February 4, 2022, BlackRock, Inc. filed a Schedule 13G/A with the U.S. Securities and Exchange Commission stating that it beneficially owned 52,460,418 shares or 5.3% of ArcelorMittal’s issued shares as of December 31, 2021.
On March 18, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned less than 5% of ArcelorMittal’s issued shares as of March 15, 2022.
On May 24, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 5.27% of ArcelorMittal’s issued shares as of May 18, 2022.
On July 1, 2022, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned less than 5% of ArcelorMittal’s issued shares as of June 30, 2022.
These notifications are available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under “Investors - Corporate Governance - Shareholding structure”. These notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities
(‘Transparency Law’) in view of a shareholding notification going above or below the 5% voting rights threshold.

42	Interim Management Report
Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal

Condensed Consolidated Financial Statements

as of and for the six months ended
June 30, 2022

44	Interim Financial Statements
Condensed consolidated statements of operations
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2022	2021
Sales (including 5,457 and 4,902 of sales to related parties for the six months ended, June 30, 2022 and June 30, 2021, respectively)	43,978	35,536
Cost of sales (including depreciation and amortization of 1,316 and 1,221 and purchases from related parties of 1,341 and 1,150 for the six months ended June 30, 2022 and June 30, 2021, respectively)	33,928	27,402
Gross margin	10,050	8,134
Selling, general and administrative expenses	1,123	1,061
Operating income	8,927	7,073
Income from investments in associates, joint ventures and other investments	1,137	1,043
Financing costs - net	(427)	(594)
Income before taxes	9,637	7,522
Income tax expense (note 6)	(1,381)	(946)
Net income (including non-controlling interests)	8,256	6,576

Net income attributable to:
Equity holders of the parent	8,048	6,290
Non-controlling interests	208	286
Net income (including non-controlling interests)	8,256	6,576

Earnings per common share (in U.S. dollar):
Basic	8.53	5.40
Diluted	8.51	5.39

Weighted average common shares outstanding (in millions):
Basic	944	1,165
Diluted	946	1,168
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	45
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2022		2021
Net income (including non-controlling interests)		8,256		6,576

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	1,680		1,295
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(241)		(233)
	1,439		1,062
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(1,129)		283
Reclassification adjustments for loss included in the condensed consolidated statements of operations	—		105
	(1,129)		388
Share of other comprehensive income related to associates and joint ventures:
Gain arising during the period	32		177
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(209)		(50)
	(177)		127
Income tax expense related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(576)		(355)
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
(Loss) gain arising during the period	(257)		680
Share of other comprehensive loss related to associates and joint ventures	(17)		—
	(274)		680
Employee benefits - Recognized actuarial gain	14		61
Share of other comprehensive income related to associates and joint ventures	—		12
Income tax expense related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations	(4)		(175)
Total other comprehensive (loss) income	(707)		1,800
Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(673)		1,785
Non-controlling interests	(34)		15
		(707)		1,800
Total comprehensive income		7,549		8,376
Total comprehensive income attributable to:
Equity holders of the parent		7,375		8,075
Non-controlling interests		174		301
Total comprehensive income		7,549		8,376
The accompanying notes are an integral part of these condensed consolidated financial statements.

46 Interim Financial Statements
Condensed consolidated statements of financial position
(in millions of U.S. dollar, except share and per share data)

	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	4,457	4,215
Restricted cash	108	156
Trade accounts receivable and other (including 690 and 1,084 from related parties at June 30, 2022 and December 31, 2021, respectively)	5,931	5,143
Inventories (note 2)	23,303	19,858
Prepaid expenses and other current assets	7,189	5,567
Total current assets	40,988	34,939

Non-current assets:
Goodwill and intangible assets	4,307	4,425
Property, plant and equipment and biological assets	29,542	30,075
Investments in associates and joint ventures	10,992	10,319
Other investments	866	1,146
Deferred tax assets	7,974	8,147
Other assets	2,357	1,461
Total non-current assets	56,038	55,573
Total assets	97,026	90,512

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 7)	2,719	1,913
Trade accounts payable and other (including 405 and 431 to related parties at June 30, 2022 and December 31, 2021, respectively)	16,736	15,093
Short-term provisions (note 9)	722	1,064
Accrued expenses and other liabilities	5,035	4,831
Income tax liabilities	757	1,266
Total current liabilities	25,969	24,167

Non-current liabilities:
Long-term debt, net of current portion (note 7)	6,069	6,488
Deferred tax liabilities	2,489	2,369
Deferred employee benefits	3,517	3,772
Long-term provisions (note 9)	1,534	1,498
Other long-term obligations	1,002	874
Total non-current liabilities	14,611	15,001
Total liabilities	40,580	39,168

Commitments and contingencies (note 12 and note 13)

Equity (note 5):
Equity attributable to the equity holders of the parent	53,992	49,106
Non-controlling interests	2,454	2,238
Total equity	56,446	51,344
Total liabilities and equity	97,026	90,512
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	47
Condensed consolidated statements of changes in equity
(in millions of U.S. dollar, except share and per share data)

							Reserves
							Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2020	1,081	393	(538)	840	35,247	22,097	(17,053)	229	583	(3,518)	38,280	1,957	40,237
Net income (including non-controlling interests)	—	—	—	—	—	6,290	—	—	—	—	6,290	286	6,576
Other comprehensive income	—	—	—	—	—	—	165	1,049	524	47	1,785	15	1,800
Total comprehensive income	—	—	—	—	—	6,290	165	1,049	524	47	8,075	301	8,376
Recognition of share-based payments	—	—	18	—	3	—	—	—	—	—	21	—	21
Share buyback	(62)	—	(1,744)	—	—	—	—	—	—	—	(1,744)	—	(1,744)
Dividend	—	—	—	—	—	(312)	—	—	—	—	(312)	(98)	(410)
Put option Nouvelles Sidérurgies Industrielles	—	—	—	—	—	(119)	—	—	—	—	(119)	—	(119)
Divestment of Cleveland-Cliffs shares	—	—	—	—	—	267	—	—	(267)	—	—	—	—
Other movements	—	—	—	—	—	(36)	—	—	—	—	(36)	—	(36)
Balance at June 30, 2021	1,019	393	(2,264)	840	35,250	28,187	(16,888)	1,278	840	(3,471)	44,165	2,160	46,325
Balance at December 31, 2021	911	350	(2,186)	509	31,803	36,702	(18,244)	2,690	499	(3,017)	49,106	2,238	51,344
Net income (including non-controlling interests)	—	—	—	—	—	8,048	—	—	—	—	8,048	208	8,256
Other comprehensive (loss) income	—	—	—	—	—	—	(1,970)	1,561	(274)	10	(673)	(34)	(707)
Total comprehensive income (loss)	—	—	—	—	—	8,048	(1,970)	1,561	(274)	10	7,375	174	7,549
Cancellation of shares (note 5)	—	(38)	3,201	—	(3,163)	—	—	—	—	—	—	—	—
Recognition of share-based payments	1	—	25	—	(4)	—	—	—	—	—	21	—	21
Share buyback (note 5)	(65)	—	(2,000)	—	—	—	—	—	—	—	(2,000)	—	(2,000)
Dividend (note 5)	—	—	—	—	—	(332)	—	—	—	—	(332)	(158)	(490)
Put option ArcelorMittal Texas HBI (note 3)	—	—	—	—	—	(177)	—	—	—	—	(177)	—	(177)
Non-controlling interest on acquisitions (note 3)	—	—	—	—	—	—	—	—	—	—	—	200	200
Other movements	—	—	—	—	—	(1)	—	—	—	—	(1)	—	(1)
Balance at June 30, 2022	847	312	(960)	509	28,636	44,240	(20,214)	4,251	225	(3,007)	53,992	2,454	56,446
1.Excludes treasury shares
2.In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

48	Interim Financial Statements
Condensed consolidated statements of cash flows
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2022	2021
Operating activities:
Net income (including non-controlling interests)	8,256	6,576

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,316	1,221
Interest expense	158	199
Interest income	(54)	(32)
Income tax expense (note 6)	1,381	946
Income from associates, joint ventures and other investments	(1,137)	(1,043)
Provisions on pension and other post-employment benefit liabilities	121	100
Net gain on disposal of subsidiaries	—	(104)
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 8)	10	(37)
Foreign exchange effects, write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	391	757

Changes in assets and liabilities that provided (required) cash:
Change in working capital	(3,055)	(3,535)
Interest paid	(204)	(286)
Interest received	46	30
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefit liabilities	(116)	(133)
VAT and other amounts recoverable from public authorities	(354)	53
Dividends received from associates, joint ventures and other investments	245	115
Income tax paid	(2,026)	(821)
Provision movements and other liabilities	(390)	(697)
Net cash provided by operating activities	4,588	3,309

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,184)	(1,188)
Acquisitions of net assets of subsidiaries, net of cash acquired of 30 and nil for the six months ended June 30, 2022 and June 30, 2021 respectively (note 3)	(895)	—
Lease installments relating to ArcelorMittal Italia acquisition	—	(14)
Disposal of net assets of subsidiaries, net of cash disposed of nil and (4) for the six months ended June 30, 2022 and June 30, 2021 respectively	—	(4)
Disposal of common shares in Cleveland-Cliffs	—	1,377
Proceeds from repayment of cash collateral for the TSR receivables retained in ArcelorMittal USA	—	260
Other investing activities (net)	(68)	(45)
Net cash (used in) provided by investing activities	(2,147)	386

Financing activities:
Proceeds from short-term and long-term debt	1,495	229
Payments of short-term and long-term debt	(727)	(3,085)
Share buyback (note 5)	(2,000)	(1,647)
Dividends paid (note 5)	(510)	(366)
Repayment of cash pooling liability to Acciaierie d'Italia	—	(199)
Payment of principal portion of lease liabilities and other financing activities	(94)	(100)
Net cash used in financing activities	(1,836)	(5,168)
Net increase (decrease) in cash and cash equivalents	605	(1,473)
Effect of exchange rate changes on cash	(363)	(59)
Cash and cash equivalents:
At the beginning of the period	4,215	5,600
Reclassification of the period-end cash and cash equivalents from assets held for sale	—	3
At the end of the period	4,457	4,071
The accompanying notes are an integral part of these condensed consolidated financial statements.

Interim Financial Statements	49
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the condensed consolidated financial statements
The condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2022 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s audited Annual Report for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on July 29, 2022 by the Company’s Board of Directors.
Significant accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2021.

On January 1, 2022, the Company adopted narrow-scope amendments to IFRS 3, IAS 16 and IAS 37 issued by IASB on May 14, 2020 and minor amendments as part of annual improvements 2018-2020 to IFRS 1, IFRS 9, IFRS 16 and IAS 41. Amendments to IAS 16 "Property, Plant and Equipment" are applied retrospectively while amendments to IFRS 3 "Business Combinations", to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the minor amendments as part of the Annual Improvements 2018-2020 are applied prospectively. These amendments did not have any material impact on the condensed consolidated financial statements of the Company.
•Amendments to IFRS 3 "Business Combinations" updated the reference to the Conceptual Framework for financial reporting, without changing the accounting requirements for business combinations.
•Amendments to IAS 16 "Property, Plant and Equipment" prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items and related cost in profit or loss.
•Amendments to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" clarify that the cost of fulfilling a contract comprises the costs a company includes when assessing whether a contract will be loss-making are costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling the contract. The amendments are to be applied prospectively to contracts for which the Company has not yet fulfilled all of its obligations as of January 1, 2022.
•Minor amendments as part of the Annual Improvements 2018-2020 to:
•IFRS 1 "First-time Adoption of International Financial Reporting Standards" related to cumulative translation differences for a subsidiary as a first time user.
•IFRS 9 "Financial Instruments" related to which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability.
▪IFRS 16 "Leases" removing the reimbursement of leasehold improvements by the lessor from illustrative example 13 in order to resolve any potential confusion regarding the treatment of lease incentives and
▪IAS 41 "Agriculture" removing the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique to ensure consistency with the requirements in IFRS 13.
Use of judgment and estimates
The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience

50	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2022 and December 31, 2021, is comprised of the following:

	June 30, 2022	December 31, 2021
Finished products	6,720	5,743
Production in process	5,354	5,101
Raw materials	9,180	7,137
Manufacturing supplies, spare parts and other [1]	2,049	1,877
Total	23,303	19,858
1.Manufacturing supplies, spare parts and other consist of spare parts of 1.4 billion and manufacturing and other of 0.6 billion as of June 30, 2022. Manufacturing supplies, spare parts and other consist of spare parts of 1.4 billion and manufacturing and other of 0.5 billion as of December 31, 2021.
The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense are 203 and 57 during the six months ended June 30, 2022 and 2021, respectively.
NOTE 3 – ACQUISITIONS
On February 28, 2022, ArcelorMittal acquired John Lawrie Metals Limited ("JLM"), a UK based leading consolidator of ferrous scrap metal, for total consideration of £35 million (43 net of cash acquired of 5) as part of its strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking in both the electric arch furnace ("EAF") and blast furnace routes. The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of JLM. Revenue and net income since acquisition date were 25 and 1, respectively. JLM is part of the Europe reportable segment.
On May 2, 2022, ArcelorMittal completed the acquisition of Architectural Steel Limited ("ASL"), a UK based manufacturer of bespoke metal fabrications and flashings for building envelopes to strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. Total consideration was £36 million (39 net of cash acquired of 6). The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of ASL. Revenue and net income since acquisition date were 4 and 1, respectively.
On May 9, 2022, in order to strengthen the Company's plate operations in the Europe reportable segment in selected downstream and distribution activities, ArcelorMittal increased its interest in the former associate Centro Servizi Metalli S.p.A. ("CSM"), a stainless plate processing business with operations mainly in Italy and Poland, from 49.29% to 91.68% through the acquisition of a 42.39% controlling stake for €13.5 million (7 net of cash acquired of 7). The Company completed its measurement of the acquisition-date fair value of the identifiable asset and liabilities of CSM and recognized a 3 bargain purchase gain in cost of sales. Revenue and net income since acquisition date were 28.6 and 6.3, respectively.
On June 30, 2022, ArcelorMittal completed the acquisition of an 80% interest in voestalpine’s world-class Hot Briquetted Iron ("HBI") plant located in Corpus Christi, Texas and subsequently renamed ArcelorMittal Texas HBI LLC ("ArcelorMittal Texas HBI") for total consideration of 818 (806 net of cash acquired of 12) subject to certain post-closing adjustments. The Company recognized acquisition-related costs of 7 in selling, general and administrative expenses. The facility has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron ("DRI") developed to overcome issues associated with shipping and handling DRI. voestalpine has retained a 20% interest in the plant with a corresponding offtake agreement with a initial ten-year term renewable as long as voestalpine retains any interest in ArcelorMittal Texas HBI. ArcelorMittal would own 100% of any future development of operations. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF. Pursuant to the purchase agreement, voestalpine's 20% interest is subject to a call option exercisable by ArcelorMittal upon termination of the offtake agreement or failure by voestalpine to purchase the offtake volume and a put option exercisable by

Interim Financial Statements	51
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

voestalpine at the end of the fifth, tenth and fifteenth year subsequently to the acquisition date. The Company did not ascribe any value to the call option but recognized a 177 financial liability at amortized cost measured at the present value of the redemption amount of the written put option based on the lower of equity value increased by an annual contractual return and fair value. Following the recent closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities of ArcelorMittal Texas HBI has been determined on a provisional basis, in particular with respect to property, plant and equipment. The Company expects to complete its measurement during the second half of 2022.
On July 1, 2022, in the framework of its decarbonization strategy, the Company completed the acquisition of three subsidiaries from environmental services and recycling company ALBA International Recycling (ALBA Metall Süd Rhein-Main GmbH, ALBA Electronics Recycling GmbH and ALBA Metall Süd Franken GmbH) active in ferrous and non-ferrous metal recycling in Germany for total consideration of €90 million subject to certain closing adjustments. The Company expects to measure the acquisition-date fair value of the identifiable assets and liabilities of the three companies during the second half of 2022.
On July 28, 2022, ArcelorMittal announced it has signed an agreement with the shareholders of Companhia Siderúrgica do Pecém (‘CSP’) to acquire CSP for an enterprise value of approximately 2.2 billion. Transaction closing is subject to certain corporate and regulatory approvals, including CADE (Brazilian anti-trust) approval, which is expected by late 2022. CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate.
Revenue and net income attributable to the equity holders of the parent of the Company for six months ended June 30, 2022 were 44,585 and 8,099, respectively, as though the acquisition date of JLM, ASL, CSM and ArcelorMittal Texas HBI had been as of January 1, 2022.

	JLM	ASL	CSM	ArcelorMittal Texas HBI
Current assets	10	11	68	269
Property, plant and equipment	10	14	16	763
Intangible assets	24	16	—	11
Other non-current assets	—	1	1	—
Total assets	44	42	85	1,043
Deferred tax liabilities	(8)	(6)	—	—
Other liabilities	(13)	(10)	(51)	(75)
Total liabilities	(21)	(16)	(51)	(75)
Net assets acquired	23	26	34	968
Consideration paid, net of cash acquired	43	39	7	806
Non-controlling interests	—	—	4	196
Fair value of previously held interests at acquisition date	—	—	20	—
Goodwill/(bargain purchase gain)	20	13	(3)	34
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
With respect to its steelmaking operations in Kryvyi Rih, Ukraine, with a carrying amount of property, plant and equipment of 2.1 billion, after the decision of idling made on March 3, 2022, the Company slowly restarted operations and is currently operating one of three blast furnaces. Blast furnace No.6 (approximately 20% of Kryvyi Rih capacity) restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production has been steadily increased to 80% in the second quarter of 2022 (up from 50-60% capacity in the first quarter of 2022). Given the weaker demand environment and ongoing logistic issues, iron ore production is expected to be reduced to approximately 30% in the third quarter of 2022. The Company revised its cash flow projections for the second half of 2022 and applied separate discount rates over the discrete projections period, including a higher country risk premium for the remainder of 2022 and 2023 cash flow projections and a return to a pre-war country risk premium as from 2024 and for the terminal value calculation as value in use is sensitive to a

52	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
difference in country risk for different periods. It concluded that the recoverable amount remains in excess of the carrying amount. Conversely, if the ongoing conflict between Russia and Ukraine persists, it could continue to have a material effect on the overall macroeconomic environment potentially affecting steel and iron ore demand and prices as well as energy costs. It could also result in further reduced production, sales and income with respect to the Company's Ukrainian operations thus increasing the risk that the Company may need to record an impairment charge with respect to such operations in the future.
As of June 30, 2022, in the context of rising energy costs and surging inflation, the Company assessed the existence of any impairment indicator with respect to property, plant and equipment and goodwill relating to other cash-generating units and concluded that there are none.
NOTE 5 – EQUITY AND NON-CONTROLLING INTERESTS
Share capital
On January 14, 2022 and May 18, 2022, ArcelorMittal cancelled 45 million and 60 million treasury shares, respectively, to keep the number of treasury shares within appropriate levels. These cancellations took into account the shares already purchased under the 1,000 share buyback programs announced on November 17, 2021, which were completed on December 28, 2021 and on May 5, 2022, respectively. Following these cancellations, the aggregate number of shares issued and fully paid up and share capital decreased from 982,809,772 and 350 as of December 31, 2021 to 877,809,772 and 312 as of June 30, 2022, respectively.
Authorized shares
Following the above-mentioned cancellations of treasury shares on January 14, 2022 and May 18, 2022, authorized share capital decreased from 442 represented by 1,241,418,599 ordinary shares without nominal value as of December 31, 2021 to 404 represented by 1,136,418,599 ordinary shares without nominal value as of June 30, 2022.
Dividends
On May 4, 2022 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.38 per share. The dividend amounted to 332 and was paid on June 10, 2022. During the six months ended June 30, 2022, dividend due and paid to non-controlling interests amounted to 158 and 178, respectively.
Share buyback
On April 25, 2022, ArcelorMittal completed its 1,000 share buyback program announced on February 11, 2022 under the authorization given by the annual general meeting of shareholders of June 8, 2021 and repurchased 31,751,960 shares for a total value of €911 million (equivalent to 1,000) at an approximate average price per share of €28.68 ($31.49).
On June 8, 2022, ArcelorMittal completed a second share buyback program in the amount of 1,000 under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced so far to 2,000. ArcelorMittal repurchased 33,349,597 shares for a total value of €943 million (equivalent to 1,000) at an approximate average price per share of €28.26 ($29.99). The shares acquired under the program are intended (i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities (ii) to reduce ArcelorMittal’s share capital, and/or (iii) to meet ArcelorMittal’s obligations arising from employee share programs.
On July 29, 2022, the Company announced a new share buy back program of 60,431,380 shares (approximately 1.4 billion based on share price as of July 26, 2022) to be completed by the end of May 2023 (subject to market conditions) under the authorization given by the annual general meeting of shareholders of May 4, 2022, bringing the total 2022 buybacks announced so far to approximately 3.4 billion. The Significant Shareholder has decided not to participate in the program consistent with the position announced on February 25, 2022. The shares acquired under the program are intended to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities; to reduce ArcelorMittal’s share capital, and/or to meet ArcelorMittal’s obligations arising from employee share programs.
Treasury shares
ArcelorMittal held 31.2 million and 71.9 million treasury shares as of June 30, 2022 and December 31, 2021, respectively.
Votorantim put option liability
On March 30, 2022 Votorantim S.A. exercised the put option right it has under its shareholders’ agreement with the Company with respect to its 2.99% preferred share interest in ArcelorMittal Brasil following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6 times multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of BRL 6.2 billion times 15%. The Company determined that it has a present ownership interest in the preferred shares subject to the put option and recognized a financial liability at amortized cost measured at the present value of the redemption amount. As of June 30, 2022, the Company calculated the put option exercise price in the amount of BRL 0.8 billion (0.2 billion)

Interim Financial Statements	53
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

but Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price. The definition of the final put option exercise price will be subject to the procedure, whose estimated timing for resolution is currently unknown, as specified in the shareholders' agreement, with arbitration being the ultimate means.
NOTE 6 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year.
The income tax expense was 1,381 and 946 for the six months ended June 30, 2022 and 2021, respectively.
The income tax expense for the six months ended June 30, 2022, and the six months ended June 20, 2021, was mainly driven by the worldwide positive results partially offset by recognition of deferred tax assets.

NOTE 7 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2022	December 31, 2021
Short-term bank loans and other credit facilities including commercial paper[1]	1,183	888
Current portion of long-term debt	1,373	836
Lease obligations	163	189
Total	2,719	1,913
1.The weighted average interest rate on short-term borrowings outstanding was 0.8% and 0.9% as of June 30, 2022 and December 31, 2021, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. During the first half of 2022, two new facilities have been granted. As of June 30, 2022, the facilities, in total 0.6 billion, remain fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2022, the outstanding amount was 877.
On July 27, 2022, the Company entered into a 2.2 billion bridge term facility agreement with a financial institution. The facility may be applied toward the purchase price for the intended acquisition of CSP, as well as the refinancing of its existing indebtedness and the payment of related fees, costs and expenses. The facility is available for 12 months from signing with two extension options of 6 months each at the borrower's discretion.

54	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2022	December 31, 2021
Corporate

5.5 billion Revolving Credit Facility	2023 - 2025			—	—
€750 million Unsecured Notes	2022	Fixed	3.13%	—	551
€500 million Unsecured Notes	2023	Fixed	0.95%	381	415
€750 million Unsecured Notes	2023	Fixed	1.00%	778	848
€1 billion Unsecured Notes	2024	Fixed	2.25%	553	604
750 Unsecured Notes	2024	Fixed	3.60%	289	289
500 Unsecured Notes	2025	Fixed	6.13%	183	183
€750 million Unsecured Notes	2025	Fixed	1.75%	775	844
750 Unsecured Notes	2026	Fixed	4.55%	399	399
500 Unsecured Notes	2029	Fixed	4.25%	495	494
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	671	671
1 billion Unsecured Notes	2041	Fixed	6.75%	428	428
EIB loan	2032	Floating	1.56%	291	—
EIB loan	2025	Fixed	1.16%	167	215
Schuldschein loans	2025-2027	Fixed/Floating	1.5% - 3.0%	753	—
Other loans	2023	Fixed	3.10%	73	142
Other loans	2029-2035	Floating	0.6% - 2.3%	247	273
Total Corporate				6,483	6,356

Americas
Other loans	2022 - 2030	Fixed/Floating	0.0% - 10.7%	65	72
Total Americas				65	72

Europe, Asia & Africa
EBRD Facility	2024	Floating	4.2% - 4.5%	59	82
Other loans	2022 - 2029	Fixed/Floating	0.0% - 5.6%	127	123
Total Europe, Asia & Africa				186	205

Total				6,734	6,633
Less current portion of long-term debt				(1,373)	(836)
Total long-term debt (excluding lease obligations)				5,361	5,797
Long-term lease obligations[2]				708	691
Total long-term debt, net of current portion				6,069	6,488
1.Rates applicable to balances outstanding at June 30, 2022, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2022, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 163 and 189 as of June 30, 2022 and December 31, 2021, respectively. See note 11 for further information regarding leases.

Interim Financial Statements	55
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

Corporate
Main credit facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporated a single tranche of 5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years end of 2019 and end of 2020). During the fourth quarter of 2020, ArcelorMittal executed the second option to extend the facility to December 19, 2025 after having executed the first option in the fourth quarter 2019. The extension was completed for 5.4 billion of the available amount, with the 0.1 billion remaining with a maturity of December 19, 2023. On April 13, 2021 the revolving credit facility was amended so that the leverage ratio financial covenant will no longer be applicable in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies. On April 27, 2021, the revolving credit facility was amended so that the margin payable increases or decreases depending on the Company’s performance against two metrics measured annually against pre-defined targets with respect to its environmental and sustainability performance (CO2 intensity of the Company’s European operations and the number of facilities which have been certified by ResponsibleSteel™). The Facility may be used for general corporate purposes. As of June 30, 2022, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and on September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022. On June 25, 2021 the Letter of Credit Facility maturity was extended to July 31, 2024.
Bonds
On January 14, 2022, at maturity, ArcelorMittal repaid all of the outstanding €486 million (551) of its €750 million Fixed Rate Notes due 2022.
European Investment Bank (“EIB”) loan
On June 2, 2021, ArcelorMittal signed a €280 million finance contract with the European Investment Bank for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022, ArcelorMittal draw down the facility in full. As of June 30, 2022, €280 million (291) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2022, €160 million (167) was outstanding.
Other loans
On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. As of June 30, 2022, €725 million (753) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8.5 years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of June 30, 2022 was €152 million (157).
On July 2, 2020, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD174 million (128) with repayment over several dates in 2021 and 2022. As of June 30, 2022, the agreement was fully repaid.
On November 29, 2021, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD130 million (105) with repayment over several dates in 2021, 2022 and 2023. As of June 30, 2022, CAD95 million (73) remained outstanding.

56	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development (ERBD) in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2019, 175 was fully drawn. As of June 30, 2022, 59 was outstanding.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 and now matures on July 26, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2022, 1.2 billion South African rand (74) was drawn.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's of euro denominated debt (€4,512 million as of June 30, 2022) is designated as a hedge of certain euro denominated investments (€9,934 million as of June 30, 2022) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2022, the Company recognized 363 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations and as a cash flow hedge in other comprehensive income within the foreign exchange translation reserve.
NOTE 8 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in exchange rates, the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
As of June 30, 2022, the total amount of trade accounts receivables sold as true sales of receivables amounted to 6.0 billion (5.2 billion at December 31, 2021). In addition, the Company estimates that about 4.2 billion of trade payables were subject to early discount by its suppliers as of June 30, 2022 as compared to 2.7 billion as of December 31, 2021.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2022.

Interim Financial Statements	57
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,457	—	4,457	—	—	—
Restricted cash	108	—	108	—	—	—
Trade accounts receivable and other	5,931	—	5,470	—	461	—
Inventories	23,303	23,303	—	—	—	—
Prepaid expenses and other current assets	7,189	1,922	1,290	—	—	3,977
Total current assets	40,988	25,225	11,325	—	461	3,977

Non-current assets:
Goodwill and intangible assets	4,307	4,307	—	—	—	—
Property, plant and equipment and biological assets	29,542	29,499	—	42	—	—
Investments in associates and joint ventures	10,992	10,992	—	—	—	—
Other investments	866	—	—		866	—
Deferred tax assets	7,974	7,974	—		—	—
Other assets	2,357	350	714	136	—	1,157
Total non-current assets	56,038	53,122	714	178	866	1,157
Total assets	97,026	78,347	12,039	178	1,327	5,134

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,719	—	2,719	—	—	—
Trade accounts payable and other	16,736	—	16,736	—	—	—
Short-term provisions	722	702	20	—	—	—
Accrued expenses and other liabilities	5,035	1,245	3,111	—	—	679
Income tax liabilities	757	757	—	—	—	—
Total current liabilities	25,969	2,704	22,586	—	—	679

Non-current liabilities:
Long-term debt, net of current portion	6,069	—	6,069	—	—	—
Deferred tax liabilities	2,489	2,489	—	—	—	—
Deferred employee benefits	3,517	3,517	—	—	—	—
Long-term provisions	1,534	1,530	4	—	—	—
Other long-term obligations	1,002	355	584	—	—	63
Total non-current liabilities	14,611	7,891	6,657	—	—	63

Equity:
Equity attributable to the equity holders of the parent	53,992	53,992	—	—	—	—
Non-controlling interests	2,454	2,454	—	—	—	—
Total equity	56,446	56,446	—	—	—	—
Total liabilities and equity	97,026	67,041	29,243	—	—	742
*Restricted cash and other restricted funds of 108 include a cash deposit of 60 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2022.

58	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	791	—	75	866
Trade accounts receivable and other subject to TSR programs*	—	—	461	461
Derivative financial current assets	—	3,977	—	3,977
Derivative financial non-current assets	—	1,152	5	1,157
Total assets at fair value	791	5,129	541	6,461
Liabilities at fair value:
Derivative financial current liabilities	—	679	—	679
Derivative financial non-current liabilities	—	63	—	63
Total liabilities at fair value	—	742	—	742
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	1,069	—	77	1,146
Trade accounts receivable and other subject to TSR programs*	—	—	622	622
Derivative financial current assets	—	2,985	—	2,985
Derivative financial non-current assets	—	303	15	318
Total assets at fair value	1,069	3,288	714	5,071
Liabilities at fair value:
Derivative financial current liabilities	—	316	—	316
Derivative financial non-current liabilities	—	58	—	58
Total liabilities at fair value	—	374	—	374
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

Interim Financial Statements	59
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2022 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	7,787	358	1,322	(30)
Forward sale of contracts	1,281	33	632	(91)
Exchange option purchases	1,120	12	213	(2)
Exchange options sales	900	31	394	(4)
Total foreign exchange rate instruments		434		(127)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	514	66	1,400	(411)
Term contracts purchases	3,493	4,627	928	(203)
Options sales/purchases	10	2	73	(1)
Total raw materials (base metal), freight, energy, emission rights and others		4,695		(615)
Total		5,129		(742)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2021 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	3,845	133	1,023	(43)
Forward sale of contracts	2,685	16	1,431	(15)
Exchange option purchases	712	2	254	(7)
Exchange options sales	338	5	707	(2)
Total foreign exchange rate instruments		156		(67)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	121	1	644	(259)
Term contracts purchases	3,461	3,131	497	(48)
Total raw materials (base metal), freight, energy, emission rights and others		3,132		(307)
Total		3,288		(374)

60	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
Derivative financial assets classified as Level 3 correspond to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the
Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds classified as Level 3 as of June 30, 2022 and December 31, 2021:

Call option on 1,000 mandatory convertible bonds
Balance as of December 31, 2020	59
Change in fair value	37
Balance as of June 30, 2021	96
Change in fair value	(81)
Balance as of December 31, 2021	15
Change in fair value	(10)
Balance as of June 30, 2022	5

Interim Financial Statements	61
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

NOTE 9 – PROVISIONS
Provisions as of June 30, 2022 and December 31, 2021 are comprised of the following:

	June 30, 2022	December 31, 2021
Environmental	557	595
Emission rights	322	492
Asset retirement obligations	399	397
Site restoration	183	220
Staff related obligations	128	120
Voluntary separation plans	22	31
Litigation and contingencies (see note 12)	280	323
Tax claims	80	79
Other legal claims and contingencies	200	244
Commercial agreements and onerous contracts	28	23
Other	337	361
Total	2,256	2,562
Short-term provisions	722	1,064
Long-term provisions	1,534	1,498
Total	2,256	2,562

NOTE 10 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•NAFTA represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States. NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the NAFTA operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate

62	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•ACIS produces a combination of flat, long and tubular products. Its steel facilities are located in South Africa,
Ukraine and Kazakhstan. The raw material supply of the ACIS operations includes sourcing from iron ore captive mines in Kazakhstan and Ukraine and coal captive mines in Kazakhstan.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2022
Sales to external customers	7,385	6,291	26,377	3,189	727	9	—	43,978
Intersegment sales**	28	1,061	115	381	1,211	8	(2,804)	—
Operating income (loss)	1,871	1,875	4,144	323	974	(136)	(124)	8,927
Depreciation and amortization	186	129	652	211	120	18	—	1,316
Capital expenditures	202	213	398	197	162	12	—	1,184
Six months ended June 30, 2021
Sales to external customers	5,755	4,861	19,990	4,170	751	9	—	35,536
Intersegment sales**	23	937	37	726	1,317	7	(3,047)	—
Operating income (loss)	936	1,742	1,861	1,458	1,287	(126)	(85)	7,073
Depreciation and amortization	142	109	615	220	115	20	—	1,221
Capital expenditures	147	139	578	214	97	16	(3)	1,188

*Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2022	2021
Operating income	8,927	7,073
Income from investments in associates, joint ventures and other investments	1,137	1,043
Financing costs - net	(427)	(594)
Income before taxes	9,637	7,522
Income tax expense	(1,381)	(946)
Net income (including non-controlling interests)	8,256	6,576

Interim Financial Statements	63
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2022	2021
Americas
United States	4,768	3,342
Brazil	4,545	3,971
Canada	2,281	1,844
Mexico	1,463	1,151
Argentina	856	598
Others Americas	960	749
Total Americas	14,873	11,655
Europe
Germany	4,236	3,019
France	3,288	2,489
Poland	3,399	2,328
Spain	2,665	2,041
Italy	2,396	2,667
Turkey	685	669
Czech Republic	848	598
United Kingdom	952	728
Belgium	1,071	877
Russia	420	863
Netherlands	1,046	628
Romania	312	228
Ukraine	275	394
Others Europe	3,499	2,200
Total Europe	25,092	19,729
Asia & Africa
South Africa	1,308	1,202
Morocco	416	325
Egypt	76	26
Rest of Africa	289	456
China	345	397
Kazakhstan	370	370
South Korea	240	264
India	47	91
Rest of Asia	922	1,021
Total Asia & Africa	4,013	4,152
Total	43,978	35,536

64	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2022	2021
Flat products	25,208	19,418
Long products	9,682	8,380
Tubular products	1,477	1,045
Mining products	837	839
Others	6,774	5,854
Total	43,978	35,536
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2022 and 2021, respectively:

Six months ended June 30, 2022	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	7,153	5,877	23,720	2,767	—	—	39,517
Non-steel sales [1]	10	87	1,124	227	708	—	2,156
By-product sales [2]	64	67	641	84	—	—	856
Other sales [3]	158	260	892	111	19	9	1,449
Total	7,385	6,291	26,377	3,189	727	9	43,978

Six months ended June 30, 2021	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	5,594	4,588	17,874	3,470	—	—	31,526
Non-steel sales [1]	1	91	861	490	740	—	2,183
By-product sales [2]	43	52	439	67	—	—	601
Other sales [3]	117	130	816	143	11	9	1,226
Total	5,755	4,861	19,990	4,170	751	9	35,536
1.Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.By-products sales mainly relate to slag, waste and coke by-products;
3.Other sales are mainly comprised of shipping and other services.

Interim Financial Statements	65
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

NOTE 11 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2022 and December 31, 2021 and for the six month period ended June 30, 2022 and 2021 are summarized as follows:

	June 30, 2022	December 31, 2021
Lease liabilities	871	880
Right of-use assets:
Land, buildings and improvements	728	729
Machinery, equipment and others	319	343
Total right-of-use assets	1,047	1,072

	Six months ended June 30, 2022	Six months ended June 30, 2021
Depreciation and impairment charges:
Land, buildings and improvements	66	57
Machinery, equipment and others	31	36
Total depreciation and impairment charges	97	93

Other lease related expenses:
Interest expense on lease liabilities	17	17
Expenses of short-term leases	45	38
Expenses of leases of low-value assets	35	32
Expenses related to variable lease payments	45	48

Additions to right-of-use assets	151	58
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	95	100
NOTE 12 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2022	December 31, 2021
Purchase commitments	14,218	13,509
Guarantees, pledges and other collateral	8,159	8,003
Capital expenditure commitments	178	330
Other commitments	1,549	1,576
Total	24,104	23,418
Purchase commitments
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Purchase commitments included commitments given to associates for 1,488 and 1,562 as of June 30, 2022 and December 31, 2021, respectively. Purchase commitments given to associates included 653 and 819 as of June 30, 2022 and December 31, 2021, respectively, related to the gas supply agreement signed in 2020 with Kryvyi Rih Industrial Gas. Purchase commitments included commitments given to joint ventures for 886 and 1,140 as of June 30, 2022 and December 31, 2021, respectively. Purchase commitments given to joint ventures included 424 and 611 related to Tameh and 452 and 515 related to Enerfos as of June 30, 2022 and December 31, 2021, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 175 and 146 as of June 30, 2022

66	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
and December 31, 2021, respectively. Additionally, guarantees of 12 and 12 were given on behalf of associates and guarantees of 4,353 and 4,295 were given on behalf of joint ventures as of June 30, 2022 and December 31, 2021, respectively.
Guarantees given on behalf of joint ventures included 312 and 279 for the guarantees issued on behalf of Calvert, 177 and 175 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") and 318 and 323 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2022 and December 31, 2021, respectively. Guarantees given on behalf of joint ventures also included 3,088 as of June 30, 2022 and December 31, 2021 corresponding to ArcelorMittal's 60% guarantee of the 5.146 billion ten-year term loan agreement entered into by the AMNS India joint venture with various Japanese banks on March 16, 2020.
As of June 30, 2022, pledges and other collateral mainly relate to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 74 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 58. Pledges of property, plant and equipment were 108 and 111 as of June 30, 2022 and December 31, 2021, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 411 and 406 commitments given on behalf of associates as of June 30, 2022 and December 31, 2021, respectively, and 527 and 452 commitments given on behalf of joint ventures as of June 30, 2022 and December 31, 2021, respectively.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, ArcelorMittal South Africa committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure was 100 as of December 31, 2021. The commitment expired during the first half of 2022.
Capital expenditure commitments also included 115 and 158 as of June 30, 2022 and December 31, 2021, respectively, for the 1 billion investment program at the Company's Mexican operations, which is focused on building ArcelorMittal Mexico's downstream capabilities. The main investment is related to the new hot strip mill with capacity of approximately 2.5 million tonnes.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. As of June 30, 2022, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 176. The non-compliance with ECA would lead to fines amounting to a maximum of 19 and 18 as of June 30, 2022 and December 31, 2021, respectively. Other commitments also included 452 and 442 as of June 30, 2022 and December 31, 2021, respectively, relating to ArcelorMittal Brasil's commitment to carry out capital expenditures at the Monlevade industrial plant to complete the expansion project by the second half of 2024, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB") on November 19, 2021.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 379 and 292 as of June 30, 2022 and December 31, 2021, respectively, and mainly related to natural gas and electricity.

Interim Financial Statements	67
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)

NOTE 13 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2021.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2021.
Tax claims
Brazil
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 38 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In the first case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil. The decision was upheld in the administrative tribunal of the second instance and ArcelorMittal Brasil filed an appeal to the administrative tribunal of the third instance which ruled partially in favor of ArcelorMittal Brasil in May 2019. In January 2020, the case was sent back to the Federal Revenue to verify the extent of the administrative tribunal of the third instance’s decision in order to proceed with the write-off of amounts due. In August 2020, the tax assessment was reduced by 4, reflecting the partially favorable decision. In January 2022, ArcelorMittal Brasil filed a lawsuit to dispute the remaining amount of 13, which is pending trial at first instance. In the second case, the administrative tribunal of the first instance found partially in favor of ArcelorMittal Brasil in December 2016 and an appeal has been filed to the administrative tribunal of the second instance. In the third case, the administrative tribunal of the first instance upheld the tax assessment in March 2017, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In the fourth and fifth cases, ArcelorMittal Brasil has filed its defenses to the administrative tribunal of the first instance. In November 2020, a partially favorable decision was issued in the fifth case and an appeal was presented. In the fourth case, in March 2021, a partially favorable decision was issued and an appeal has been filed to the second administrative instance. In the sixth case, the administrative tribunal of the first instance upheld the tax assessment in April 2017, and ArcelorMittal Brasil appealed to the administrative tribunal of the second instance. In March 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that established that the restrictive concept of inputs adopted by the tax authorities is illegal and that credits over inputs must be accepted on the basis of the criteria of essentially or relevance towards the production process of each taxpayer. In September 2018, the Federal Union published an internal orientation for its attorneys, expressing a restrictive view of the Superior Court's decision and determining that each individual case would be analyzed in order to decide whether the items are essential or not. However, this federal orientation has not been followed in unrelated cases, and therefore ArcelorMittal Brasil's cases may be submitted for review by the Federal Union Attorney's office before further decisions are taken or may be taken to trial without such review. In June 2021, the Supreme Court decided a leading case, not involving ArcelorMittal Brasil, ensuring the taxpayers’ right to register the PIS/COFINS credits over scrap

68	Interim Financial Statements
Notes to the condensed consolidated financial statements for the six months ended June 30, 2022
(in millions of U.S. dollar, except share and per share data)
acquisition. This binding precedent is important because it strengthens ArcelorMittal’s defenses in the six cases in which part of the contingency is related to scrap acquisition. ArcelorMittal Brasil also filed in February 2011 a claimant individual lawsuit on the PIS/COFINS credits over scrap acquisition matter, in which a favorable and unappealable decision was issued in May 2022. Accordingly and as a result of this legal clarification, ArcelorMittal recorded PIS/COFINs tax credits in operating income in the amount of 240 with respect to prior periods.
Ukraine
In August 2021, ArcelorMittal Kryvyi Rih commenced court proceedings to dispute the assessment by Ukrainian tax authorities of a subsoil usage rent/tax (in the amount of approximately 96) on production activities by ArcelorMittal Kryvyi Rih for the period from January 2015 to March 2019. In November 2021, the court found that the tax notice decision was illegal and cancelled it. The Ukrainian tax authorities and the Prosecutor’s office appealed this decision. Subsequently, (a) on November 17, 2021, the Prosecutor General’s office and the Security Service of Ukraine notified the Chief Financial Officer of ArcelorMittal Kryvyi Rih that he had been placed under an investigation on suspicion of alleged tax evasion and official forgery, and (b) on January 4, 2022 the Prosecutor General’s office, acting pursuant to a ruling of the Shevchenkivsky District Court of Kyiv dated November 30, 2021 blocked the accounts of ArcelorMittal Kryvyi Rih with three banks in Ukraine. ArcelorMittal Kryvyi Rih promptly appealed the blocking of these accounts and the restrictions on two of the three accounts were by court order partially lifted to allow the payment of wages, taxes and other mandatory payments. In March 2022, the Prosecutor General closed the criminal proceedings and as a result the remaining restrictions were lifted. In June 2022, the Court of Appeal decided that the tax notice decision was illegal and confirmed its cancellation. In July 2022, the tax authorities filed a cassation appeal to the Supreme Court.
Other Legal claims
In April 2017, a shareholder in Siderúrgica Três Lagoas (“SITREL”) (of which ArcelorMittal Brasil is the other shareholder), commenced an arbitration against Votorantim Siderurgia S.A. (which subsequently merged into ArcelorMittal Brasil) and SITREL with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM-CCBC). The dispute concerns a provision in SITREL’s joint venture agreement relating to the formula used to determine the selling price for steel billets supplied by ArcelorMittal Brasil to SITREL from January 2013 onwards. The shareholder has alleged that the steel billets were overpriced and is seeking compensation for overpaid amounts on both a retrospective and prospective basis, with the initial amount claimed totaling 32. In October 2021, the CAM-CCBC decided against ArcelorMittal Brasil. In
November 2021, ArcelorMittal Brasil filed a motion for clarification and disqualification request to the CAM-CCBC in relation to a conflict of interest concerning the other party's appointed arbitrator. The CAM-CBCC issued a stay on the clarification request, pending resolution on the disqualification challenge. In December 2021, an Independent Arbitrators Committee was formed to decide on the disqualification claim, which it rejected in March 2022. In April 2022, a final arbitral award was issued, which has been satisfied by ArcelorMittal Brasil. Given ArcelorMittal Brasil’s ownership interest in SITREL, the financial impact for ArcelorMittal is a net loss after tax of approximately 126 (67 net of partial recovery through dividend payment from SITREL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: July 29, 2022

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary